1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 25, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) PROPOSED RENEWAL OF LIABILITY INSURANCE FOR DIRECTORS,

SUPERVISORS AND SENIOR OFFICERS;

(2) PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM

FOR THE YEAR 2016;

(3) PROPOSAL FOR APPOINTMENT OF DIRECTORS AND SUPERVISORS;

(4) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(5) DISCLOSEABLE AND CONNECTED TRANSACTION – ACQUISITION OF 65%

EQUITY INTEREST IN YANKUANG GROUP FINANCE;

(6) MAJOR AND CONTINUING CONNECTED TRANSACTION – PROVISION OF

COMPREHENSIVE CREDIT FACILITY SERVICES TO YANKUANG GROUP;

(7) DISCLOSEABLE AND CONNECTED TRANSACTION – ACQUISITION OF

WANFU MINING RIGHT;

(8) PROPOSAL TO INCREASE CAPITAL INJECTION IN ZHONGYIN FINANCIAL;

(9) PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT DOMESTIC

AND OVERSEAS FINANCING ACTIVITIES;

(10) PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES TO

THE SUBSIDIARIES AND GRANTING OF AUTHORIZATION TO

YANCOAL AUSTRALIA AND ITS SUBSIDIARIES TO PROVIDE GUARANTEES

FOR THE DAILY OPERATION OF THE SUBSIDIARIES OF

THE COMPANY IN AUSTRALIA;

(11) PROPOSAL FOR THE GENERAL MANDATES TO ISSUE H SHARES

AND REPURCHASE H SHARES

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

The notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m., 11:00 a.m., and 11:30 a.m. respectively on Friday, 3 June 2016 were published on 18 April 2016.

Whether or not you are able to attend the respective meetings in person, you are strongly advised to complete and sign the form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

25 April 2016

CONTENTS

Pages

Definitions	1

Letter from the Board	6

Introduction	7

Proposed Renewal of the Liability Insurance of Directors, Supervisors and Senior Officers	7

Proposal for Re-appointment of External Auditing Firm for the Year 2016	7

Proposal for Appointment of Directors and Independent Director and Proposed Appointment of Supervisors	7

Proposed Amendments to the Articles of Association	8

Discloseable and Connected Transaction – Acquisition of 65% Equity Interest in Yankuang Group Finance	10

Major and Continuing Connected Transaction – Provision of Comprehensive Credit Facility Services to Yankuang Group	15

Discloseable and Connected Transaction – Acquisition of Wanfu Mining Right	22

Proposal to Increase Capital Injection in Zhongyin Financial	27

Proposal to Authorize the Company to Carry out Domestic and Overseas Financing Activities	27

Proposal for the Provision of Financing Guarantees to the Subsidiaries and Granting of Authorization to Yancoal Australia and its Subsidiaries to Provide Guarantees for the Daily Operation of the Subsidiaries of the Company in Australia	28

General Mandate to Issue H Shares	29

General Mandate to Repurchase H Shares	29

AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting	31

Closure of H Share Register of Members of the Company	32

Recommendation	32

Additional Information	33

Explanatory Statement	34

Letter from the Independent Board Committee	38

Letter from Donvex Capital	40

Appendix I – Financial Information of the Group	I-1

Appendix II – General Information	II-1

Appendix III – Biographies of the proposed Directors and Supervisors	III-1

Appendix IV – Letters in relation to the Equity Transfer Agreement Valuation	IV-1

Appendix V – Letters in relation to the Wanfu Mining Right Valuation	V-1

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“A Shareholders”	holders of A Shares;

“A Shareholders’ Class Meeting”	the 2016 first class meeting of the holders of A Shares to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:00 a.m. on Friday, 3 June 2016 to approve the Repurchase Mandate;

“Acquisition”	the transfer of the Target Interest by Yankuang Group to the Company pursuant to and under the terms of the Equity Transfer Agreement and the Company accepting such transfer pursuant to and under the terms of the Equity Transfer Agreement;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“AGM”	the 2015 annual general meeting of the Company to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Friday, 3 June 2016;

“Articles of Association”	the articles of association of the Company;

“associates”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“AUD”	Australian dollars, the lawful currency of Australia;

“Board”	the board of Directors of the Company;

“close associate(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”	,Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“CBRC”	China Banking Regulatory Commission;

“Company Law”	Company Law of the People’s Republic of China;

DEFINITIONS

“core connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“CSRC”	China Securities Regulatory Commission ;

“Directors”	the directors of the Company;

“Equity Transfer Agreement”	the agreement entered into between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited in relation to the transfer of the Target Interest on 29 March 2016;

“Equity Transfer Agreement PRC Valuer”	means Beijing Zhong Qihua Assets Valuation Co. Ltd. , an independent qualified valuer in the PRC;

“Equity Transfer Agreement Valuation”	the entire equity value of Yankuang Group Finance as at 31 December 2015 valued at RMB1,910,837,000 as shown in the Valuation Report on Yankuang Group Finance prepared by the Equity Transfer Agreement PRC Valuer;

“Equity Transfer Agreement Valuation Report”	the valuation report dated 25 February 2016 on Yankuang Group Finance prepared by the Equity Transfer Agreement PRC Valuer;

“Group”	the Company and its subsidiaries;

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“H Shareholders’ Class Meeting”	the 2016 first class meeting of the holders of H Shares to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:30 a.m. on Friday, 3 June 2016 to approve the Repurchase Mandate;

“Heze Neng Hua”	Yanmei Heze Neng Hua Co., Ltd. , a limited liability company incorporated in the PRC and a 98.33% owned subsidiary of the Company;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules” or “Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

DEFINITIONS

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Financial Adviser”	Donvex Capital Limited, a corporation licensed to carry on type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the Equity Transfer Agreement and the transactions contemplated thereunder; (ii) the Wanfu Mining Right Transfer Agreement and the transactions contemplated thereunder; and (iii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017, respectively (as the case may be);

“Independent Board Committee”	committee of the Board established for the purpose of considering (i) the Equity Transfer Agreement; (ii) the Wanfu Mining Right Transfer Agreement; and (iii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017, comprising independent non-executive Directors who are independent in respect of the transactions above;

“Independent Shareholders”	Shareholders other than Yankuang Group and its associates, and who are not involved in, or interested in the Equity Transfer Agreement, the Wanfu Mining Right Transfer Agreement, the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and the transactions contemplated thereunder;

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the aggregate nominal value of H shares in issue as at the date of the passing of the resolution;

“Latest Practicable Date”	21 April 2016, being the latest practicable date of ascertaining certain information contained in this circular before the issuing of this circular;

“Major Commercial Banks in the PRC”	include the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank, etc.;

“New Financial Services Agreement”	the “Financial Services Agreement” entered into between Yankuang Group Finance and Yankuang Group on 29 March 2016;

“Original Financial Services Agreement”	the “Financial Services Agreement” entered into between the Company and Yankuang Group Finance on 27 March 2015;

DEFINITIONS

“PRC”	the People’s Republic of China;

“Repurchase Mandate”	subject to the conditions set out in each of the proposed special resolution approving the Repurchase Mandate at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate given to the Board to exercise the power to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolution;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAFE”	State Administration of Foreign Exchange of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Shareholder(s)”	the A Shareholder(s) and H Shareholder(s);

“Shares”	A Shares and H Shares;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“substantial shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Supervisor(s)”	supervisors of the Company;

“Supervisory Committee”	supervisory committee of the Company;

“Supplemental Agreement”	the “Financial Services Supplemental Agreement” entered into by the Company and Yankuang Group Finance on 29 March 2016;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Buy-backs;

“Target Interest”	the 65% equity interest in Yankuang Group Finance held by Yankuang Group;

“US$”, “USD” or “US dollars”	United States dollars, the lawful currency of the United States of America;

“Wanfu Mining Right”	the legally right to exploit Wanfu Coal Mine as certified by the exploitation permit No. C1000002015071110139019, which is held by Yankuang Group as at the Latest Practicable Date;

“Wanfu Mining Right Transfer Agreement”	the agreement entered into between Yankuang Group and Heze Neng Hua in relation to the transfer of the Wanfu Mining Right on 29 March 2016;

DEFINITIONS

“Wanfu Mining Right Valuation”	the valuation of Wanfu Mining Right as at 30 June 2015 valued at RMB 1,250,377,600 as shown in the Valuation Report dated 15 January 2016 prepared by the Wanfu Mining Right PRC Valuer;

“Wanfu Mining Right PRC Valuer”	Beijing Zhong Feng Assets Valuation Co. Ltd. , an independent qualified valuer in the PRC;

“Wanfu Mining Right Valuation Report”	the mining right valuation report dated 15 January 2016 on Wanfu Mining Right prepared by the Wanfu Mining Right PRC Valuer;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company, the shares of Yancoal Australia are listed on the Australian Securities Exchange;

“Yankuang Group” or “Parent Company”	Yankuang Group Company Limited, a state-controlled limited liability company and the controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the Latest Practicable Date;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd., an independent third party, respectively as at the Latest Practicable Date. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;

“Zhongyin Financial”	Zhongyin Financial Leasing Co., Ltd., a company incorporated in the PRC and a non-wholly owned subsidiary of the Company;

“%”	per cent.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Xiyong	298 South Fushan Road
Yin Mingde	Zoucheng
Wu Yuxiang	Shandong Province PRC
Zhang Baocai	Postal Code: 273500
Wu Xiangqian
Jiang Qingquan	Principal place of business in Hong Kong:
Rooms 2008-12
Independent non-executive Directors:	20/F., The Center
Wang Lijie	99 Queen’s Road Central
Jia Shaohua	Hong Kong
Wang Xiaojun
Xue Youzhi
25 April 2016

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RENEWAL OF LIABILITY INSURANCE FOR DIRECTORS,

SUPERVISORS AND SENIOR OFFICERS;

(2) PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM

FOR THE YEAR 2016;

(3) PROPOSAL FOR APPOINTMENT OF DIRECTORS AND SUPERVISORS;

(4) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(5) DISCLOSEABLE AND CONNECTED TRANSACTION – ACQUISITION OF 65%

EQUITY INTEREST IN YANKUANG GROUP FINANCE;

(6) MAJOR AND CONTINUING CONNECTED TRANSACTION – PROVISION OF

COMPREHENSIVE CREDIT FACILITY SERVICES TO YANKUANG GROUP;

(7) DISCLOSEABLE AND CONNECTED TRANSACTION – ACQUISITION OF

WANFU MINING RIGHT;

(8) PROPOSAL TO INCREASE CAPITAL INJECTION IN ZHONGYIN FINANCIAL;

(9) PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT DOMESTIC

AND OVERSEAS FINANCING ACTIVITIES;

(10) PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES TO

THE SUBSIDIARIES AND GRANTING OF AUTHORIZATION TO

YANCOAL AUSTRALIA AND ITS SUBSIDIARIES TO PROVIDE GUARANTEES

FOR THE DAILY OPERATION OF THE SUBSIDIARIES OF

THE COMPANY IN AUSTRALIA;

(11) PROPOSAL FOR THE GENERAL MANDATES TO ISSUE H SHARES AND

REPURCHASE H SHARES

LETTER FROM THE BOARD

I.	INTRODUCTION

The purpose of this circular is to provide you with information relating to (1) the proposed renewal of the liability insurance of Directors, Supervisors and senior officers; (2) the proposed appointment of Directors and Supervisors; (3) the proposal for re-appointment of external auditing firm for the year 2016; (4) the proposed amendments to the Articles of Association; (5) discloseable and connected transaction – acquisition of 65% Equity Interest in Yankuang Group Finance; (6) major and continuing connected transaction – provision of comprehensive credit facility services to Yankuang Group; (7) discloseable and connected transaction – acquisition of Wanfu Mining Right; (8) the proposal to increase capital injection in Zhongyin Financial; (9) the proposal for the provision of financial guarantees to the subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia; (10) the proposal to authorize the Company to carry out domestic and overseas financing activities; and (11) the proposal for the general mandates to issue H Shares and repurchase H Shares.

II.	PROPOSED RENEWAL OF THE LIABILITY INSURANCE OF DIRECTORS, SUPERVISORS AND SENIOR OFFICERS

It is proposed that the Company will continue to buy liability insurance of a maximum insured amount of USD15 million for the Directors, Supervisors and senior officers of the Company.

This proposal is not required to comply with any disclosure requirement under the Hong Kong Listing Rules. This proposal is hereby submitted to the Shareholders for approval at the AGM by way of ordinary resolution according to the Articles of Association.

III.	PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM FOR THE YEAR 2016

It is proposed that Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) be re-appointed as the Company’s domestic and international auditors for the year 2016, respectively, until the conclusion of the next annual general meeting of the Company, and their remuneration arrangements be approved.

It is proposed that the remuneration to be paid to auditors in 2016 is as follows:

(1)	the auditing fees for the domestic auditing will be RMB8.3 million;

(2)	the auditing fees for the auditing of overseas operations will be AUD1.35 million; and

(3)	the Board be authorized to make decisions in respect of payment of additional service fees.

This proposal is hereby submitted to the Shareholders for approval at the AGM by way of ordinary resolution.

IV.	PROPOSED APPOINTMENT OF DIRECTORS AND INDEPENDENT DIRECTOR AND PROPOSED APPOINTMENT OF SUPERVISORS

Reference is made to the announcement of the Company dated 29 March 2016 in relation to resignations and proposed appointments of directors. Due to other work commitments, Mr. Yin Mingde and Mr. Zhang Baocai submitted the written resignation reports to the Company on 29 March 2016 and applied to resign from the positions of Directors. Mr. Yin Mingde and Mr. Zhang Baocai will continue to perform their duties as Directors according to the laws, regulations and the Articles of Association prior to the election and appointment of new directors at a general meeting of the Company.

LETTER FROM THE BOARD

The Board proposed to nominate Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun as non-independent Directors, Mr. Qi Anbang as an independent Director (collectively referred as the “Nominated Directors”). The supervisory committee of the Company proposed to nominate Mr. Meng Qinjian and Mr. Xue Zhongyong as Supervisors of the six session of the supervisory committee of the Company (collectively referred as the “Nominated Supervisors”).

Save as disclosed in this circular, each of the Nominated Directors and Nominated Supervisors has not held any directorship in the past three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or held any other major appointment and professional qualification.

Save as disclosed in this circular, each of the Nominated Directors and Nominated Supervisors has no relationship with any directors, members of the senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, the Nominated Directors do not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Upon approval of the appointments of the Nominated Directors and Nominated Supervisors by the Shareholders, each of the Nominated Directors and Nominated Supervisors will enter into a service contract with the Company for a term till the expiry of the tenure of the sixth session of the Board and the Supervisory Committee commencing from the date of appointment. Pursuant to the Articles of Association, the Nominated Directors and Nominated Supervisors will be elected and appointed at a general meeting of the Company and may be re-elected at a general meeting of the Company.

The remuneration for the Nominated Directors and Nominated Supervisors will be determined by the Shareholders at a general meeting pursuant to the Articles of Association and with reference to recommendations of the remuneration committee of the Board in accordance with its terms of reference, taking into account, among other matters, their duties and responsibilities.

Save for disclosed in this circular, there is no other information regarding the Nominated Directors and Nominated Supervisors required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules, and the Company is not aware of any other matters that need to be brought to the attention of the Shareholders.

The biographical details of the Nominated Directors and Nominated Supervisors are set out in Appendix III to this circular. This proposal is hereby submitted to the Shareholders for approval at the AGM by way of ordinary resolution.

V.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The 2014 annual general meeting, the 2015 first class meeting of the holders of A shares, the 2015 first class meeting of the holders of H shares held on 22 May 2015 separately considered and approved the Proposal Regarding the General Mandate Authorizing the Board to Repurchase H Shares. According to the general mandate, the Company repurchased its H shares on 18 December 2015, 21 December 2015 and 22 December 2015 with an aggregate number of 6,384,000 H shares. As at 31 December 2015, the cancellation of paper shares of the abovementioned H shares has been completed at Computershare Hong Kong Investor Services Limited while the changes in registration in China have not finished yet. The Company will complete all the cancellation procedures for the repurchased H shares in Hong Kong as soon as possible after relevant registration procedures in China are completed.

LETTER FROM THE BOARD

According to the Company Law of the People’s Republic of China and the Articles of Association, the Company shall decrease RMB6,384,000 of its registered capital and make corresponding amendments to the Articles of Association. Details of the amendments are as follows:

(1)	The original Article 19 of the existing Articles of Association provides the following:

“Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 4,918,400,000 ordinary shares, of which 1,670,000,000 ordinary shares were issued to the promoters at the time of establishment.”

The above paragraph is to be amended as follows:

“Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 4,912,016,000 ordinary shares, of which 1,670,000,000 ordinary shares were issued to the promoters at the time of establishment.”

(2)	The original Article 20 of the existing Articles of Association provides the following:

“The share capital structure of the Company is as follows: 4,918,400,000 ordinary shares, of which (a) 2,600,000,000 shares, which represent 52.86% of the Company’s share capital, are held by Yankuang Group Company Limited as domestic legal person shares; (b) 1,958,400,000 shares, which represent 39.82% of the Company’s share capital, are held by the H Shares shareholders; and (c) 360,000,000 shares, which represent 7.32% of the Company’s share capital, are held by the A Shares shareholders.”

The above paragraph is to be amended as follows:

“The share capital structure of the Company is as follows: 4,912,016,000 ordinary shares, of which (a) 2,600,000,000 shares, which represent 52.93% of the Company’s share capital, are held by Yankuang Group Company Limited as domestic legal person shares; (b) 1,952,016,000 shares, which represent 39.74% of the Company’s share capital, are held by the H Shares shareholders; and (c) 360,000,000 shares, which represent 7.33% of the Company’s share capital, are held by the A Shares shareholders.”

(3)	The original Article 23 of the existing Articles of Association provides the following:

“The registered capital of the Company shall be RMB4,918,400,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorized by the State Council and the State Council’s securities authorities.”

The above paragraph is to be amended as follows:

“The registered capital of the Company shall be RMB4,912,016,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorised by the State Council and the State Council’s securities authorities.”

LETTER FROM THE BOARD

This proposal is hereby submitted to the Shareholders for approval at the AGM by way of special resolution.

VI.	DISCLOSEABLE AND CONNECTED TRANSACTION – ACQUISITION OF 65% EQUITY INTEREST IN YANKUANG GROUP FINANCE

This proposal is hereby submitted to the Shareholders for approval at the AGM by way of ordinary resolution.

1.	Introduction

Reference is made to the announcement of the Company dated 29 March 2016. On 29 March 2016, the Company and Yankuang Group entered into the Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company agreed to acquire and Yankuang Group agreed to sell its 65% equity interest in Yankuang Group Finance at a consideration of RMB1,242,044,050.

2.	Equity Transfer Agreement

Date

29 March 2016

Parties

(i)	The Company; and

(ii)	Yankuang Group.

Equity Interest to be Acquired

Pursuant to the Equity Transfer Agreement, the Company agreed to acquire and Yankuang Group agreed to sell its 65% equity interest in Yankuang Group Finance. As at the Latest Practicable Date, the equity interests of Yankuang Group Finance is owned as to 70% by Yankuang Group, 25% by the Company and 5% by China Credit Trust Co., Ltd., an independent third party. After completion of the Acquisition, Yankuang Group Finance will become a subsidiary of the Company and its financial results will be consolidated into the accounts of the Company.

Consideration

Pursuant to the Equity Transfer Agreement, the consideration for the Acquisition payable by the Company is RMB1,242,044,050, which was determined based on the entire equity value of Yankuang Group Finance as at 31 December 2015 valued at RMB1,910,837,000 as shown in the Equity Transfer Agreement Valuation Report on Yankuang Group Finance prepared by the Equity Transfer Agreement PRC Valuer. The consideration shall be paid by the Company to the bank account designated by the Yankuang Group in a lump sum in cash on the date of completion of the Acquisition. The consideration will be funded from the Company’s internal resources.

LETTER FROM THE BOARD

The Equity Transfer Agreement Valuation Report was prepared by the Equity Transfer Agreement PRC Valuer, which is an independent qualified PRC valuer engaged by Yankuang Group for the purpose of determining the equity value of Yankuang Group Finance. As the Equity Transfer Agreement Valuation above was valued based on an income approach, the Equity Transfer Agreement Valuation constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules and Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable. Pursuant to Rule 14.62(1) of the Hong Kong Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the Equity Transfer Agreement Valuation Report was issued:

(i)	general assumptions:

1.	the valued enterprise operates continuously after the valuation date;

2.	there is no material change to the political, economic and social environment of the state and region in which the valued enterprise is located after the valuation date;

3.	there is no material change to the national macro-economic, industrial and regional development policies after the valuation date;

4.	there is no material change to the relevant interest rates, exchange rates, tax base and tax rates and policy-based levies after the valuation date;

5.	the management of the valued enterprise is responsible and stable, and is capable of its undertakings after the valuation date;

6.	the valued enterprise fully complies with all relevant laws and regulations;

7.	there is no force majeure which has material adverse effects to the valued enterprise.

(ii)	special assumptions:

1.	the accounting policies adopted by the valued enterprise after the valuation date will maintain the same in material aspects as those adopted when composing the Equity Transfer Agreement Valuation Report;

2.	the valued enterprise shall maintain the same business scope and operation method based on the existing management method and management levels after the valuation date;

3.	both the cash inflow and the cash outflow of the valued enterprise is average after the valuation date.

(iii)	quantitative assumptions:

(1)	Forecasted revenue

The estimated growth rate for the amount of loans granted by Yankuang Group Finance for the period from the year 2016 to 2020 is 3.3%, 3.3%, 3.3%, 3.3%, 0%, respectively. The forecasted revenue for each of the year from 2016 to 2020 amounts to approximately RMB 303.3 million, RMB 302.3 million, RMB 311.6 million, RMB 321.2 million and RMB 326.1 million respectively assuming that the estimated profits rate will remain above 66% and the capital adequacy ratio will remain above 23% for the same period.

As advised by the Equity Transfer Agreement PRC Valuer, it has adopted the annual growth rate of 3.3%, being the historical average growth rate from the year 2012 to 2015 for the deposit taking by Yankuang Group Finance from its customers. The Equity Transfer Agreement PRC Valuer also advised that they considered the gross domestic product (“GDP”) growth rate of the PRC was positively correlated to the growth rate of the loans. According to the statistics of National Bureau of Statistics of China, the preliminary assessment of the PRC’s GDP recorded a year-to-year growth of approximately 6.9% in 2015. The Equity Transfer Agreement PRC Valuer has adopted the interest rate for the loans by Yankuang Group Finance as 4.35%, being the latest People’s Bank of China benchmark one-year lending rate proposed on 23 October 2015. Having considered the above, the Directors consider that this assumption adopted by the Equity Transfer Agreement PRC Valuer in the valuation was fair and reasonable.

LETTER FROM THE BOARD

The future revenue between the Group and Yankuang Group Finance was included in the forecasted revenue of the Equity Transfer Agreement Valuation. The Equity Transfer Agreement PRC Valuer advised that the valuation under the adoption of the income-based approach should be prepared on the existing business model of target when determining what a business of target is worth on its individual case. As such, when considering the business value of Yankuang Group Finance, in order to reflect the overall business model of the Yankuang Group Finance when it is operated at its own cost, the future revenue between the Group and Yankuang Group Finance should be included in the forecasted revenue between the Group and Yankuang Group Finance. Having considered the above, the Directors consider that it is fair and reasonable to include future revenue between the Group and Yankuang Group Finance in the forecasted revenue.

(2)	Forecasted cost of sales

The cost of sales represented the interest expenses for the deposit taking from Yankuang Group and the Group. Based on the positive correlation of the PRC’s GDP and the historical average growth rate of deposit takings as mentioned above, the Equity Transfer Agreement PRC Valuer has adopted an annual growth rate of 3.3% for the deposit taking for the five years ending 31 December 2020. The interest rate of 0.3% was adopted based on the latest People’s Bank of China benchmark interest rate. Having considered the above, the Directors consider that this assumption of the interest expenses of Yankuang Group Finance for the deposit for the five years ending 31 December 2020 adopted by the Equity Transfer Agreement PRC Valuer in the valuation was fair and reasonable.

The future cost of sales between the Group and Yankuang Group Finance were included in the forecasted cost of sales of the Equity Transfer Agreement Valuation. The Equity Transfer Agreement PRC Valuer advised that the valuation under the adoption of the income-based approach should be prepared on the existing business model of target when determining what a business of target is worth on its individual case. As such, when considering the business value of Yankuang Group Finance, in order to reflect the overall business model of the Yankuang Group Finance when it is operated at its own cost, the future cost of sales between the Group and Yankuang Group Finance should be included in the forecasted cost of sales between the Group and Yankuang Group Finance. Having considered the above, the Directors consider that it is fair and reasonable to include future cost of sales between the Group and Yankuang Group Finance in the forecasted cost of sales.

LETTER FROM THE BOARD

(3)	Discount rate

The discount rate adopted by the Equity Transfer Agreement PRC Valuer in the Equity Transfer Agreement Valuation is 10.56%.

As advised by the Equity Transfer Agreement PRC Valuer, the cost of equity is considered relevant to the valuation of Yankuang Group Finance as the regulatory requirements and return on equity is fundamental to financial institution. In estimating the cost of equity, the Equity Transfer Agreement PRC Valuer has adopted the capital asset pricing model which is a commonly used model to compute the cost of equity as discount rate. Having considered the above, the Directors consider that this assumption adopted by the Equity Transfer Agreement PRC Valuer in the valuation was fair and reasonable.

The forecasted transaction between the Group and Yankuang Group Finance were included in the forecast. The Equity Transfer Agreement PRC Valuer advised that the valuation was prepared on a market value basis, which represents the market value of Yankuang Group Finance as at the valuation date to any potential acquirer on a rational and voluntary basis. Accordingly, the forecast was conducted based on the existing business of Yankuang Group Finance as at the valuation date. Accordingly, the Director consider that the application of the valuation methodology is fair and reasonable.

Grant Thornton Hong Kong Limited, the auditor of the Company, has conducted its work in accordance with in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and has reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions adopted by the Directors in preparing the Equity Transfer Agreement Valuation Report. The discounted future estimated cash flows prepared for the Equity Transfer Agreement Valuation do not involve the adoption of accounting policies.

The Board confirms that the forecast has been made by the Directors after due and careful enquiry.

A letter from the Board and a letter from Grant Thornton Hong Kong Limited are included in Appendix IV to this circular for the purpose of Rule 14.62 of the Hong Kong Listing Rules.

As at the Latest Practicable Date, Grant Thornton Hong Kong Limited does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate a person to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Grant Thornton Hong Kong Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear.

Effectiveness

The Equity Transfer Agreement shall become effective on the date on which (i) it has been executed by the parties; and (ii) the Acquisition has obtained all necessary consent or approval, including (a) completion of the filing procedures of Equity Transfer Agreement Valuation with relevant authorities; (b) the internal approvals from the Company and Yankuang Group on the Acquisition (including the Independent Shareholders’ approval); (c) the approval on the Acquisition from the shareholders of Yankuang Group Finance; (d) the right of first refusal having been waived by other shareholders of the Yankuang Group Finance; and (e) the approval from the local branch of the CBRC. As at the Latest Practicable Date, all conditions for the effectiveness of the Equity Transfer Agreement have been fulfilled except for the Independent Shareholders’ approval and the approval from the local branch of the CBRC. Having considered that (i) the AGM will be held on 3 June 2016; and (ii) it will take up to three months to obtain the approval from the local branches of the CBRC, the Equity Transfer Agreement is expected to take effect by end of August 2016.

LETTER FROM THE BOARD

Completion

After the Equity Transfer Agreement becomes effective, both parties shall perform their respective obligations under the Equity Transfer Agreement to complete the Acquisition thereunder. The Acquisition shall be deemed to be completed on the date on which (i) the registration of changes of the equity interest in Yankuang Group Finance with the registration authority has been completed; and (ii) the revised articles of association of Yankuang Group Finance reflecting such changes have been filed and registered with the registration authority and the new business license of Yankuang Group Finance has been issued by the registration authority. Completion of the Acquisition is not conditional upon the New Financial Services Agreement becoming effective. Having considered the effective date of the Equity Transfer Agreement and the required time for completing relevant registration procedures, the Company expects that the Acquisition will be completed by end of August 2016.

3.	Reasons and Benefits for Entering into the Equity Transfer Agreement

The reasons for the Company to enter into the Equity Transfer Agreement with Yankuang Group are as follows:

(i)	The Acquisition will allow the Group to (a) utilise and manage its idle financial resources by Yankuanng Group Finance; (b) establish a finance resources sharing platform to optimize the capital allocation and control the capital operation from a general perspective; and (c) enhance the efficiency of capital utilization, reduce financial costs and strengthen the capability in managing and controlling the capital of members of the Group;

(ii)	The Acquisition will enable the Group to provide professional and high-quality financial services to its members so as to guarantee the smooth operation of local companies and the on-schedule commencement of construction projects in different regions, which will promote the cross-region and cross-industry development of the Company;

(iii)	Upon completion of the Acquisition, the Group can develop its financial services business through Yankuang Group Finance, make its finance industry larger and stronger, and promote the collaborative development of industry and finance by integrating the futures, securities, finance lease, industry funds, insurance and other diversified financial businesses through the platform of Yankuang Group Finance; and

(iv)	Yankuang Group Finance has been recording a stable profit in the past years. Upon completion of the Acquisition, the financial results of Yankuang Group Finance will be consolidated into the Group’s financial statement. As such, the Acquisition will immediately increase the profitability of the Group, which is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

The Directors (including the independent non-executive Directors, whose opinion on the matter is formed after taking into account the advice of the Independent Financial Adviser in this regard)) consider that the terms and conditions of the Acquisition (including consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai, Directors, being also directors or senior management of Yankuang Group, are regarded as having a material interest in the aforesaid connected transaction and continuing connected transactions. Therefore, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the other Directors has a material interest in such transactions.

4.	Implication under the Hong Kong Listing Rules

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the Acquisition under the Equity Transfer Agreement exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules. In addition, Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the Latest Practicable Date and thus is a connected person of the Company under the Hong Kong Listing Rules, therefore the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

5.	Information of the Parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly state-controlled limited liability company with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminum, complete sets of electromechanical equipment manufacture and financial investment. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

VII.	MAJOR AND CONTINUING CONNECTED TRANSACTION – PROVISION OF COMPREHENSIVE CREDIT FACILITY SERVICES TO YANKUANG GROUP

This proposal is hereby submitted to the Shareholders for approval at the AGM by way of ordinary resolution.

LETTER FROM THE BOARD

1.	Introduction

Reference is made to the announcement of the Company dated 27 March 2015 in relation to, among others, the entering into of the Original Financial Services Agreement with Yankuang Group Finance. Pursuant to the Original Financial Services Agreement, Yankuang Group Finance provides deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out thereunder. As the Original Financial Services Agreement will expire on 31 March 2016, Yankuang Group Finance and the Company entered into the Supplemental Agreement, pursuant to which the Company and Yankuang Group Finance confirmed and agreed to (i) if completion of the Acquisition occurs after 31 March 2016 but before 31 March 2017, extend the term of the Original Financial Services Agreement for a period from 1 April 2016 to the date of completion of the Acquisition; and (ii) if the Acquisition is terminated, extend the term of the Original Financial Services Agreement for one year from 1 April 2016 to 31 March 2017. Other than the above change, all existing terms and conditions for the Original Financial Services Agreement have remained unchanged. Please refer to the announcement of the Company dated 29 March 2016 for details.

Upon completion of the Acquisition, Yankuang Group Finance will become a subsidiary of the Company. Accordingly, the Original Financial Services Agreement and the transactions contemplated thereunder will no longer be continuing connected transactions of the Company in accordance with the Hong Kong Listing Rules.

On 29 March 2016, Yankuang Group Finance entered into the New Financial Services Agreement with Yankuang Group, pursuant to which, subject to completion of the Acquisition, Yankuang Group Finance agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services to Yankuang Group and its associates (excluding the Company and its subsidiaries, collectively referred as “Yankuang Group Members”) in accordance with the terms and conditions set out in the New Financial Services Agreement.

According to Chapter 14A of the Hong Kong Listing Rules, the New Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

2.	The New Financial Services Agreement

Date

29 March 2016

Parties

(1)	Yankuang Group Finance; and

(2)	Yankuang Group

Effective Date and Term

The New Financial Services Agreement shall become effective upon (1) execution by the legal representatives or authorized representatives of the parties; (2) completion of the Acquisition; and (3) the approval from independent Shareholders’ at the 2015 annual general meeting of the Company, with effect from the date of the completion of the Acquisition and will expire on 31 December 2017.

LETTER FROM THE BOARD

Major Terms and Pricing

Pursuant to the New Financial Services Agreement, Yankuang Group Finance shall provide the following financial services to Yankuang Group Members:

(i)	Deposit services:

Yankuang Group Finance shall provide deposit services to Yankuang Group Members. The maximum daily balance (including accrued interests) of Yankuang Group Members on the settlement account with Yankuang Group Finance shall not exceed RMB 9 billion during the term of the New Financial Services Agreement.

The interest rate for Yankuang Group Members’ deposit with Yankuang Group Finance shall comply with relevant regulations of the People’s Bank of China and be determined on normal commercial terms by reference to the interest rate promulgated by the People’s Bank of China periodically (if any), and the interest rate offered by Major Commercial Banks in the PRC to Yankuang Group for the same type of deposit, but shall not exceed the highest interest rate offered by Major Commercial Banks in the PRC for the same type of deposit.

(ii)	Comprehensive credit facility services:

Yankuang Group Finance shall provide comprehensive credit facilities (including but not limited to, loans, trade financing, bill acceptance and discounted) with a maximum daily balance (including accrued interests) of loans of RMB7.1 billion to Yankuang Group Members for each of the financial years during the term of the New Financial Services Agreement.

The interest rate for the loan to be provided by Yankuang Group Finance to Yankuang Group Members’ shall comply with relevant regulations of the People’s Bank of China and be determined on normal commercial terms by reference to the interest rate promulgated by the People’s Bank of China periodically (if any), and the interest rate offered by Major Commercial Banks in the PRC to Yankuang Group for the same type of loan, but shall not be less than the lowest interest rate offered by Major Commercial Banks in the PRC for the same type of loan.

(iii)	Miscellaneous financial services:

Yankuang Group Finance will provide miscellaneous financial services to Yankuang Group Members which include but are not limited to, bill acceptance and discount services, financial and financing consultation, credit certification and related consultation, agency services, fund payment and receipt services, entrusted loans service, guarantee service as well as other ancillary services relating to settlement services. The annual fees payable for these services shall not exceed RMB 4 million for each of the financial years during the term of the New Financial Services Agreement.

The fees charged by Yankuang Group Finance for the provision of miscellaneous financial services to Yankuang Group Members shall comply with the relevant prescribed standard rates determined by the People’s Bank of China or the CBRC (if applicable). If no such standard rates are available, the services fees shall be determined on normal commercial terms by reference to the fees charged by Major Commercial Banks in the PRC for the provision of comparable financial services to Yankuang Group Members, but shall not be lower than the fees charged by Major Commercial Banks in the PRC for the same type of services.

LETTER FROM THE BOARD

Payment

The payment of the relevant interests, expenses and service fees for the above services can be settled by the parties on a one-off basis or by installment in accordance with specific circumstances. Yankuang Group Finance will use internal resources to pay the relevant interests to Yankuang Group Members for the provision of deposit services.

3.	Historical Amount, Proposed Annual Caps and Reasons

Having considered (i) the historical aggregate amount of loans provided by Yankuang Group Finance to Yankuang Group Members in year 2015 as at RMB 4.7 billion; and (ii) the increasing fund demands of Yankuang Group Members to purchase raw materials driven by their projects construction and operation, the Board proposed that the maximum daily balance (including accrued interests) of loans to be provided Yankuang Group Finance to Yankuang Group Members under the comprehensive credit facility services under the New Financial Services Agreement shall not exceed RMB7.1 billion for each of the two financial years ending 31 December 2016 and 2017.

Having considered Yankuang Group Members’ demand for the miscellaneous financial services, the Board proposed that the maximum annual fees payable for such miscellaneous financial services under the New Financial Services Agreement shall not exceed RMB 4 million for each of the two financial years ending 31 December 2016 and 2017.

4.	Internal Control Procedures

The following procedures has been adopted by the Company to ensure that the continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the New Financial Services Agreement and on normal commercial terms and in the interests of the Company and the Shareholders as a whole:

(a)	Before providing the relevant financial services to Yankuang Group Members, the personnel of the financing plan department of Yankuang Group Finance will (i) directly collect the information about the relevant rates set by the People’s Bank of China and/or at least two Major Commercial Banks in the PRC which operate at the same or nearby area for similar deposit and comprehensive credit facility services and the policy promulgated by the People’s Bank of China; or (ii) directly collect the information about the standard fees and charges for similar financial services as specified by the People’s Bank of China or the CBRC (if applicable) and, if necessary, fees and charges provided by at least two Major Commercial Banks in the PRC which operate at the same or nearby area before providing the relevant financial services;

(b)	The price management committee of Yankuang Group Finance consisting of its management will review and compare the interest rates and services fees collected by the abovementioned personnel. The price management committee will approve the final interest rates and services fees to Yankuang Group Members and make sure the pricing policy as set out above is complied with.

(c)	The audit committee of the Company will review the continuing connected transactions between Yankuang Group Finance and Yankuang Group Members quarterly.

LETTER FROM THE BOARD

5.	Reasons and Benefits for Entering Into the New Financial Services Agreement

The reasons for Yankuang Group Finance to enter into the New Financial Services Agreement with Yankuang Group are as follows:

According to the relevant PRC laws, Yankuang Group Finance, as a non-banking financial institution, can only provide the financial services to Yankuang Group Members and the Group. The revenue generated from the transactions between Yankuang Group Members and Yankuang Group Finance represents approximately 72.1% of the total revenue of Yankuang Group Finance for the year ended 31 December 2015, therefore Yankuang Group Members is the largest customer of Yankuang Group Finance for the year ended 31 December 2015. Due to the above legal restriction, Yankuang Group Members is expected to be the largest customer of Yankuang Group Finance after completion of the Acquisition. Having considered that Yankuang Group Finance can enlarge its capital size for the purpose of the development of its financial business and capital operation through absorbing capitals from Yankuang Group Members and can also increase profits of the Group through providing loan and settlement services to Yankuang Group Members by means of charging loan interests or other service fees, the Directors consider that the Acquisition is in the interests of the Company and its Shareholders as a whole.

Due to the long history and close working relationship between the Group and Yankuang Group, the risk of providing loans to Yankuang Group Members is low as Yankuang Group Finance has a clear understanding of the financial conditions of Yankuang Group Members. There is also a low possibility of any dispute or litigation between Yankuang Group Finance and Yankuang Group Members regarding repayment terms of the loans as all the companies within Yankuang Group are familiar with terms and practice of loans provided by Yankuang Group Finance. In order to minimize the credit risk of the provision of the comprehensive credit facility services to Yankuang Group Members under the New Financial Services Agreement, the Company takes the following procedures: (a) the credit approval committee of Yankuang Group Finance will review the amount of the total facilities to be granted to Yankuang Group Members and the relevant terms; (b) the senior management of Yankuang Group Finance will review the decisions and approvals of its internal credit approval committee before providing comprehensive credit facility services to Yankuang Group Members; (c) the audit committee of the Company will review the comprehensive credit facility services between Yankuang Group Finance and Yankuang Group Members quarterly; (d) in order to assess the financial position and credit status of Yankuang Group Members, the financing plan department of Yankuang Group Finance requests for financial statements from Yankuang Group on a quarterly basis and also requests for monthly management account immediately before granting any loan to Yankuang Group Members. Therefore, the Directors consider that there is sufficient risk control measures in place and the provision of the comprehensive credit facility services transactions under the New Financial Services Agreement are in the interest of the Company and its Shareholders as a whole.

The Directors (including the independent non-executive Directors) consider that the transactions under the New Financial Services Agreement (excluding the provision of comprehensive credit facility services) are entered into after arm’s length negotiations and based on normal commercial terms, and therefore the terms of such transactions and the proposed caps of the annual service fees for the provision of each of the miscellaneous financial services are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

The Directors (including the independent non-executive Directors, whose opinion on the matter is formed after taking into account the advice of the Independent Financial Adviser in this regard) consider that the provision of comprehensive credit facility services under the New Financial Services Agreement are entered into after arm’s length negotiations and based on normal commercial terms, and therefore the terms of such transactions and the proposed annual caps are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai, Directors, being also directors or senior management of Yankuang Group, are regarded as having a material interest in the aforesaid continuing connected transaction. Therefore, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the other Directors has a material interest in such transactions.

6.	Implication under the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the Latest Practicable Date and thus a connected person of the Company under the Hong Kong Listing Rules.

(1)	Deposit services

As the deposit services to be provided by Yankuang Group Finance to Yankuang Group Members are on normal commercial terms, and no security over the assets of the Group is or will be granted in respect of such services, the deposit services to be provided by Yankuang Group Finance to Yankuang Group Members under the New Financial Services Agreement are fully exempt from reporting, announcement, annual review and Independent Shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

(2)	Comprehensive credit facility services

As the highest applicable percentage ratio as set out in the Hong Kong Listing Rules with respect to the proposed annual cap in relation to the comprehensive credit facility services under the New Financial Services Agreement is more than 25% but less than 75%, such transactions, together with the proposed annual cap are subject to reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. Such transactions also constitute a major transaction under Rule 14.06(3) of the Hong Kong Listing Rules and are subject to the relevant requirements for major transactions under Chapter 14 of the Hong Kong Listing Rules.

(3)	Miscellaneous financial services

As the highest applicable percentage ratio as set out in the Hong Kong Listing Rules with respect to the total services fees in relation to the provision of miscellaneous financial services by Yankuang Group Finance to Yankuang Group Members under the New Financial Services Agreement is less than 0.1%, such transactions are fully exempt from reporting, announcement, annual review and the Independent Shareholders’ approval requirements.

LETTER FROM THE BOARD

7.	Information of the Parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly state-controlled limited liability company with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminum, complete sets of electromechanical equipment manufacture and financial investment. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Group Finance

Yankuang Group Finance is a non-banking financial institution legally established in September 2010 by Yankuang Group, the Company and China Credit Trust Co., Ltd., an independent third party, with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services. The initial registered capital of Yankuang Group Finance was RMB 0.5 billion which was contributed by Yankuang Group, the Company and China Credit Trust Co., Ltd as to RMB 350 million, 125 million and RMB 25 million, respectively. The shareholders of Yankuang Group Finance increased its registered capital by RMB0.5 billion in June 2014 on a pro rata basis. Prior to completion of the Acquisition, the registered capital of Yankuang Group Finance is RMB1 billion, which was contributed by Yankuang Group, the Company and China Credit Trust Co., Ltd. as to RMB 700 million, RMB 250 million and RMB 50 million, respectively.

Yankuang Group Finance is principally engaged in the provision of financial services.

The audited net profit before and after tax and extraordinary items of the Yankuang Group Finance for the two years ended 31 December 2014 and 2015 respectively were as follows:

		Unit: RMB
	Year ended 31 December 2014	Year ended 31 December 2015

Net Profit (before tax and extraordinary items)	177,059,700	228,244,000
Net Profit (after tax and extraordinary items)	132,427,200	171,259,800

The audited net assets of Yankuang Group Finance as at 31 December 2015 amounted to RMB1,430,051,500. The appraised value of entire equity interest of Yankuang Group Finance as at 31 December 2015 as set out in the Equity Transfer Agreement Valuation Report prepared by an independent Equity Transfer Agreement PRC Valuer is RMB1,910,837,000.

The audited financial information of Yankuang Group Finance set out above is prepared in accordance with China Accounting Standards for Business Enterprises.

LETTER FROM THE BOARD

VIII.	Discloseable and Connected Transaction – Acquisition of Wanfu Mining Right

This proposal is hereby submitted to the Shareholders for approval at the AGM by way of ordinary resolution.

1.	Introduction

On 29 March 2016, Heze Neng Hua, a subsidiary of the Company, entered into the Wanfu Mining Right Transfer Agreement with Yankuang Group, pursuant to which Heze Neng Hua agreed to acquire and Yankuang Group agreed to transfer the Wanfu Mining Right at a consideration of RMB1,250,377,600.

2.	Wanfu Mining Right Transfer Agreement

Date

29 March 2016

Parties

(i)	Heze Neng Hua (as purchaser); and

(ii)	Yankuang Group (as seller)

Subject

Wanfu Coal Mine is located at the south point of Juye coal field in the southwest of Shandong Province. The centre of Wanfu Coal Mine is approximately 45 kilometers from Heze City, Shandong Province and 32 kilometers from Juye County, Heze City. As at 30 June 2015, Wanfu Coal Mine has coal resources of 291,337,000 tonnes. As at the Latest Practicable Date, Yankuang Group legally owns the Wanfu Mining Right, details of which are set out below:

Exploitation permit No.:	C1000002015071110139019

Resources type:	coal

Exploitation method:	underground mining

Production capacity:	1.8 million tonnes per annum

Area of coal mine:	109.299 square kilometers

Validation period:	30 years (from 14 July 2015 to 14 July 2045)

Yankuang Group acquired the exploration right of Wanfu Coal Mine from Shandong Provincial Bureau of Coal Geology in April 2004 with a consideration of RMB108 million. After that, Yankuang Group invested a total amount of approximately RMB27,500,000 in the geological exploration of Wanfu Coal Mine and obtained the exploitation permit in 14 July 2015.

As at the Latest Practicable Date, Wanfu Coal Mine is still under construction and the mining works in the mine area have not yet commenced, and therefore no revenue was recorded by Yankuang Group for the two years ended 31 December 2014 and 2015. The trial operation of Wanfu Coal Mine is expected to start by the end of 2018. The expected total capital expenditure for the construction of Wanfu Coal Mine amounts to approximately RMB3.8 billion.

LETTER FROM THE BOARD

Consideration

Pursuant to applicable PRC laws and regulations relating to state-owned assets and coal resources, since mining rights represent state-owned assets, the transfer of such rights has to be based on market price as determined by an independent valuer. Pursuant to the Wanfu Mining Right Transfer Agreement, the consideration for the acquisition of Wanfu Mining Right payable by Heze Neng Hua is RMB1,250,377,600, which was determined with reference to the Wanfu Mining Right Valuaton (i.e. RMB 1,250,377,600) as shown in the Wanfu Mining Right Valuation Report prepared by the Wanfu Mining Right PRC Valuer. The consideration shall be paid by Heze Neng Hua in a lump sum in cash within 10 days after the date on which the new exploitation permit for the Wanfu Mining Right is issued to Heze Neng Hua. The consideration will be funded from the Group’s internal resources.

The Wanfu Mining Right Valuation Report was prepared by the Wanfu Mining Right PRC Valuer, which is an independent qualified PRC valuer engaged by Yankuang Group for the purpose of determining the Wanfu Mining Right Valuation. As the Wanfu Mining Right Valuation above was valued based on discount cash flow approach, the Wanfu Mining Right Valuation constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules and Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable. Pursuant to Rule 14.62(1) of the Hong Kong Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the Wanfu Mining Right Valuation Report was issued:

(i)	key quantitative assumptions:

(1)	Forecasted production schedule

The Wanfu Mining Right PRC Valuer has adopted the estimated production schedule and mining data based on the deposit data and feasibility studies submitted and approved by the relevant government authorities in the PRC. Having considered the above, the Directors consider that this assumption adopted by the Wanfu Mining Right PRC Valuer in the valuation was fair and reasonable.

(2)	Forecasted revenue

The forecasted annual revenue for the Wanfu Coal Mine was approximately RMB1,118.1 million beginning from the year 2020 to 2083.

As advised by the Wanfu Mining Right PRC Valuer, the amount is based on (a) the forecasted production schedule as discussed above; and (b) the average selling price of Heze Neng Hua from the year 2010 to the first half of 2015 (i.e. RMB 896.03 per ton for cleaned coal; RMB 394.90 per ton for blended washed coal; and RMB 287.82 per ton for slurry). Having considered the above, the Directors consider that this assumption adopted by the Wanfu Mining Right PRC Valuer in the valuation was fair and reasonable.

LETTER FROM THE BOARD

(3)	Discount rate

The discount rate adopted by the Wanfu Mining Right PRC Valuer in the Wanfu Mining Right Valuation is 8.50%.

As advised by the Wanfu Mining Right PRC Valuer, in accordance with the “Guidance Opinion on Mining Right Appraisal Parameters” issued by the Chinese Association of Mineral Resources Appraisers in October 2008, the Wanfu Mining Right PRC Valuer has considered the followings in determining the discount rate:

(a)	the risk free rate of 4.00% is based on the historical average market return of listed treasury bonds;

(b)	the risk premium of the exploration and construction risk of the mine was normally ranged from 0.35% to 1.15%. As the Wanfu Coal Mine is situated deeply underneath the surface and the construction work has just commenced, a high-end of risk premium of 1.00% was adopted;

(c)	the risk premium of the industry and financial operation was normally ranged from 1.00% to 2.00% and 1.00% to 1.50%, respectively. As the coal mining industry has a higher risk of fluctuation in operation, the high-end of risk premium of the industry and financial operation at a rate of 2.00% and 1.50% was adopted, respectively.

Having considered the above, the Directors consider that this assumption adopted by the Wanfu Mining Right PRC Valuer in the valuation was fair and reasonable.

(ii)	the mining right is based on the deposit data provided by the Verification Report of Resources Reserves of the Wanfu Mine Field of Juye Coal Field in Shandong Province submitted by Shandong Lunan Institute of Geological and Prospecting Engineering in May 2009, the Review Opinions (Guo Tu Zi Kuang Ping Chu Zi [2010] No.32) on the Verification Report of Resources Reserves of the Wanfu Mine Field of Juye Coal Field in Shandong Province issued by the Review Centre of Mineral Resources Reserves of the Ministry of Land and Resources in March 2010, the Record of Filing of the Review Opinions on Mineral Resources Reserves (Guo Tu Zi Chu Zi [2010] No.60) of the Verification Report of Resources Reserves of the Wanfu Mine Field of Juye Coal Field in Shandong Province issued by the Ministry of Land and Resources in April 2010;

(iii)	Wangfu Coal Mine conducts its construction and development according to the relevant design plan, production scale and costs set out in the Wangfu Mining Right Valuation Report, its product structure remains the same and it operates on a continuous basis;

(iv)	there is no material change to the national industrial, financial and tax charges policies in the estimated period;

(v)	the market demand and supply basically remain the same; and

(vi)	the mining and processing techniques of Wangfu Coal Mine are based on the technological standards set out in the Wangfu Mining Right Valuation Report.

LETTER FROM THE BOARD

Grant Thornton Hong Kong Limited, the auditor of the Company, has conducted its work in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and has reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the basis and assumptions adopted by the Directors in preparing the Wangfu Mining Right Valuation Report. The discounted future estimated cash flows prepared for the Wangfu Mining Right Valuation do not involve the adoption of accounting policies.

The Board confirms that the forecast has been made by the Directors after due and careful enquiry.

A letter from Grant Thornton Hong Kong Limited and a letter from the Board are included in the Appendix V to this circular for the purpose of Rule 14.62 of the Hong Kong Listing Rules.

As at the Latest Practicable Date, Grant Thornton Hong Kong Limited does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate a person to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Grant Thornton Hong Kong Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear.

Effectiveness

The Wanfu Mining Right Transfer Agreement shall become effective on the date on which (i) it has been executed by the parties; and (ii) the acquisition has obtained all necessary consent or approval, including (a) the approval from the board of directors of Yankuang Group; (b) the approvals from the board of directors and the shareholders of Heze Neng Hua; (c) the approvals from the Board and the Shareholders; and (d) the approvals on the transfer of Wanfu Mining Right from relevant state-owned asset supervisory and administrative authorities and/or the relevant ministry of land and resources. As at the Latest Practicable Date, all conditions for the effectiveness of the Wanfu Mining Right Transfer Agreement have been fulfilled except for the Independent Shareholders’ approval and the approvals from the relevant authorities. Having considered that (i) the AGM will be held on 3 June 2016; and (ii) it will take up to one month to obtain the approvals from relevant authorities, the Wanfu Mining Right Transfer Agreement is expected to take effect by end of June 2016.

After the Wanfu Mining Right Transfer Agreement becomes effective, both parties shall perform their respective obligations under the Wanfu Mining Right Transfer Agreement to duly complete the changes in the registration of the holder of the exploitation permit of Wanfu Coal Mine, which will be deemed as completion of the transfer of the Wanfu Mining Right. The aforesaid registration procedures are expected to be completed in early August 2016.

LETTER FROM THE BOARD

3.	Reasons and Benefits for Entering into the Wanfu Mining Right Transfer Agreement

The acquisition of Wanfu Mining Right will enlarge the Company’s coal resource reserves, increase its coal production and improve its profitability.

The transfer of Wanfu Mining Right also constitutes the performance of the undertaking by Yankuang Group to the Company. In 2005, the Company acquired the equity interests of Heze Neng Hua held by Yankuang Group. At that time, Yankuang Group made an undertaking that the Company had the right to acquire Wanfu Mining Right within 12 months after Yankuang Group obtained it.

The Directors (including the independent non-executive Directors, whose opinion on the matter is formed after taking into account the advice of the Independent Financial Adviser in this regard) consider that the terms and conditions of the Wanfu Mining Right Transfer Agreement and the transaction contemplated thereunder (including consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

At the aforesaid Board meeting, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai, Directors, also being directors or senior management of Yankuang Group, are regarded as having a material interest in the aforesaid acquisition under the Wanfu Mining Right Transfer Agreement. Therefore, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai have abstained from voting at the meeting of the Board convened for the purpose of approving such acquisition. Save as disclosed above, none of the other Directors has a material interest in such acquisition.

4.	Implication under the Hong Kong Listing Rules

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the acquisition under the Wanfu Mining Right Transfer Agreement exceeds 5% but is less than 25%, the acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules. In addition, Yankuang Group is the controlling Shareholder holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the Latest Practicable Date and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the acquisition under the Wanfu Mining Right Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

5.	Information of the Parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a state-controlled limited liability company with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminum, complete sets of electromechanical equipment manufacture and financial investment. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

LETTER FROM THE BOARD

Heze Neng Hua

Heze Neng Hua is a limited liability company incorporated in the PRC and a 98.33% owned subsidiary of the Company and is principally engaged in the exploitation of Juye coal field in Heze City, Shandong Province.

IX.	PROPOSAL TO INCREASE CAPITAL INJECTION IN ZHONGYIN FINANCIAL

It was approved the Company and Yancoal International (Holding) Co. Ltd. (“Yanzhou International”), a wholly-owned subsidiary of the Company, to jointly increase the registered capital of Zhongyin Financial of RMB5 billion, of which RMB3.735 billion will be contributed by the Company and an equivalent of RMB1.265 billion will be contributed by Yancoal International, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

This proposal is not required to comply with any disclosure requirement under the Hong Kong Listing Rules. This proposal is hereby submitted to the Shareholders for approval at the AGM by way of ordinary resolution according to the Articles of Association.

X.	PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT DOMESTIC AND OVERSEAS FINANCING ACTIVITIES

In order to optimise the Company’s debt structure, reduce the debt ratio of the Company and satisfy the capital requirements of the Company’s production and operations and various projects, subject to the relevant laws and regulations as well as listing rules in places where the Company’s securities are listed, the Board proposed:

(1)	to approve the Company or controlled subsidiaries to carry out financing activities of aggregate amount not exceeding the equivalent of RMB60 billion and to determine the financing currency and methods based on merits of market conditions, which are restricted to the following financing methods only: bank loans, corporate bonds, medium-term notes, short-term bonds, perpetual bonds, perpetual renewable medium-term notes, private placement bonds, operating lease, financing lease, asset securitization, asset-backed notes, transfer of right of return over assets financing, private placement of industry funds, acceptance of insurance, the equity investment and bonds investment in the controlled subsidiaries by the subsidiaries of the trust and public offering funds.

The Company will comply with the information disclosure obligations under the regulatory requirements in places where the Company’s securities are listed when carrying out the above businesses.

(2)	to authorize the Chairman of the Board to, in accordance with the best interest of the Company, the relevant laws and regulations, as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but not limited to the following matters:

(i)	in light of the Company’s and specific market circumstances, and according to the relevant laws and rules and the requirements of regulatory authority to develop and adjust specific plan in relation to such financing activities, including but not limited to the determination of suitable entity to carry out the financing activities, the amounts, methods, term and other matters related to financing activities;

LETTER FROM THE BOARD

(ii)	to determine the engagement of intermediaries and to sign and implement all agreements and documents in respect of the financing activities and disclose the relevant information;

(iii)	to deal with the reporting, registration, approval of materials and other relevant matters in respect of the financing activities necessary provided to domestic and overseas regulatory authorities;

(iv)	the aforementioned authorization shall be valid after it is approved by the shareholders at the 2015 annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his power in relation to any contracts, agreements or decisions regarding the financing that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

This proposal is not required to comply with any disclosure requirement under the Hong Kong Listing Rules. This proposal is hereby submitted to the Shareholders for approval at the AGM by way of special resolution according to the Articles of Association.

XI.	PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES TO THE SUBSIDIARIES AND GRANTING OF AUTHORIZATION TO YANCOAL AUSTRALIA AND ITS SUBSIDIARIES TO PROVIDE GUARANTEES FOR THE DAILY OPERATION OF THE SUBSIDIARIES OF THE COMPANY IN AUSTRALIA

The Board proposed:

1.	that in order to reduce financing costs of the subsidiaries and ensure the normal operation funding needs of the subsidiaries, to approve the provision of financial guarantee(s) of an aggregate amount not exceeding US$2 billion by the Company to its wholly-owned subsidiaries and controlled subsidiaries;

2.	that in order to satisfy the requirements of ordinary operations of the Company’s assets and subsidiaries in Australia and further reduce the operating cost, in accordance with the Australian Corporate Law and relevant laws and regulations, to approve the provision of daily operation guarantees by Yancoal Australia and its subsidiaries to subsidiaries of the Company in Australia of an aggregate amount not exceeding AUD500 million;.

3.	to approve and authorize the Chairman of the Board to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but are not limited to the following matters:

(1)	to determine the appropriate subsidiaries which will be provided with the guarantees based on the financing needs;

(2)	to determine the exact terms and conditions of the guarantee agreements, which include but not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

(3)	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

LETTER FROM THE BOARD

4.	that the aforementioned authorization shall be valid after it is approved by the shareholders at the 2015 annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

This proposal is not required to comply with any disclosure requirement under the Hong Kong Listing Rules. This proposal is hereby submitted to the Shareholders for approval at the AGM by way of special resolution according to the Articles of Association.

XII.	GENERAL MANDATE TO ISSUE H SHARES

To ensure flexibility and to grant discretion to the Board to issue H Shares, the Company will put forward a special resolution at the AGM to grant a general mandate to the Board to allot, issue and deal with new H Shares of up to a maximum of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolution.

This proposal is hereby submitted to the Shareholders for approval at the AGM by way of special resolution.

XIII.	GENERAL MANDATE TO REPURCHASE H SHARES

To ensure flexibility and to grant discretion to the Directors to repurchase any H Shares in appropriate circumstances (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), the Company will put forward a special resolution at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to grant the Repurchase Mandate to the Board to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolutions.

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagree with shareholders’ resolutions in connection with merger or division of the Company. The Articles of Association provide that, subject to obtaining the approval of the relevant regulatory authorities and complying with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, in connection with a merger between itself and another entity that holds its shares, as reward to the staff of the Company or in circumstances permitted by law or administrative regulations.

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the board of directors to repurchase H shares of such company that is listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in a general meeting and special resolutions passed by holders of A shares and holders of H shares in separate class meetings.

LETTER FROM THE BOARD

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company for any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approvals of SAFE and other relevant government authorities are required for any repurchase of H shares.

In accordance with the requirements of the Articles of Association applicable to capital reduction, when the Board decides to exercise the Repurchase Mandate, the Company will have to notify its creditors in writing of the passing of such special resolutions for the general mandate to repurchase the Shares and the possible reduction of the registered capital of the Company. The Company shall notify its creditors within 10 days after the passing of such special resolutions and also by way of publication of announcement in newspaper at three occasions within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days after the first publication of the newspaper announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at the AGM; (b) the special resolution for the grant of the Repurchase Mandate being approved at the H Shareholders’ Class Meeting and the A Shareholders’ Class Meeting; (c) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (d) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (d) above, it expects to do so out of its internal resources. If the above conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Board.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a 12-month period following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; or (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or A Shareholders at their respective class meetings.

The total number of H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the special resolutions approving the Repurchase Mandate.

This proposal is hereby submitted to the Shareholders for approval at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting by way of special resolution.

LETTER FROM THE BOARD

XIV.	AGM, A SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Meeting were published on 18 April 2016.

Yankuang Group is the controlling Shareholder, therefore the Yankuang Group and its associates are connected persons (as defined under the Listing Rules) of the Company. Pursuant to Rule 14A.36 of the Listing Rules, where independent shareholders’ approval is required with regard to a connected transaction, any connected person with a material interest in such transaction and any shareholder with a material interest in such transaction and its associates, will not vote on such transaction. Accordingly Yankuang Group and its associates shall abstain from voting at the AGM on the resolutions in connection with (i) discloseable and connected transaction – acquisition of 65% Equity Interest in Yankuang Group Finance; (ii) the major and continuing connected transaction – provision of the comprehensive credit facility services to Yankuang Group and (iii) the discloseable and connected transaction – acquisition of Wanfu Mining Right, which must be taken by way of poll as required under the Listing Rules except where the chairman of the AGM, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

As at the Latest Practicable Date, Yankuang Group controlled or were entitled to exercise control over the voting rights in respect of 2,600,000,000 A shares and 180,000,000 H shares in the Company, representing, in aggregate, approximately 56.52% of the entire issued share capital of the Company.

To the extent that the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date:

(a)	there was no voting trust or other agreement or arrangement or understanding entered into by or binding upon the Yankuang Group;

(b)	Yankuang Group were not subject to any obligation or entitlement whereby they had or might have temporarily or permanently passed control over the exercise of the voting right in respect of their shares in the Company to a third party, whether generally or on a case-by-case basis; and

(c)	it was not expected that there would be any discrepancy between the Yankuang Group’s beneficial shareholding interest in the Company and the number of shares in the Company in respect of which they would control or would be entitled to exercise control over the voting right at the AGM.

LETTER FROM THE BOARD

XV.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

1.	Attending the AGM and H Shareholders’ Class Meeting

The H Share register of members of the Company will be closed from Wednesday, 4 May 2016 to Friday, 3 June 2016, both days inclusive, during which period no transfer of the Company’s H Shares will be registered for the purpose of ascertaining the eligibility of Shareholders to attend the AGM and the H Shareholders’ Class Meeting. In order to attend AGM and the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 3 May 2016 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM and H Shareholders’ Class Meeting.

Whether or not you are able to attend the respective meetings in person, you are strongly advised to complete and sign the form of proxy in accordance with the instructions printed thereon. For holders of H Shares, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

2.	Receipt of final dividend

The Company will put forward an ordinary resolution at the AGM to approve the distribution of an aggregate cash dividend of RMB49.12 million (tax inclusive), equivalent to RMB0.01 (tax inclusive) per Share to the Shareholders.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s H Share register of members will be closed from Friday, 24 June 2016 to Wednesday, 29 June 2016 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 23 June 2016.

XVI.	RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee which is set out on pages 38 to 39 of this circular, and the letter from the Independent Financial Adviser which is set out on pages 40 to 59 of this circular.

LETTER FROM THE BOARD

The Directors consider that the proposals relating to: (1) the proposed renewal of the liability insurance of Directors, Supervisors and senior officers; (2) the proposed appointment of Directors and Supervisors; (3) the proposal for re-appointment of external auditing firm for the year 2016; (4) the proposed amendments to the Articles of Association; (5) discloseable and connected transaction – acquisition of 65% Equity Interest in Yankuang Group Finance; (6) major and continuing connected transaction – provision of the comprehensive credit facility services to Yankuang Group; (7) discloseable and connected transaction – acquisition of Wanfu Mining Right; (8) the proposal to increase capital injection in Zhongyin Financial; (9) the proposal for the provision of financial guarantees to the subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia; (10) the proposal to authorize the Company to carry out domestic and overseas financing activities; and (11) the proposal for the general mandates to issue H Shares and repurchase H Shares are in the best interests of the Company and its shareholders as a whole and accordingly recommend that all Shareholders to vote in favour of the aforesaid resolutions to be proposed at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting (as the case may be).

XVII.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman

25 April 2016

EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders pursuant to Rule 10.06(1)(b) of the Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

1.	Hong Kong Listing Rules

The Hong Kong Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to repurchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of the PRC and the memorandum and articles of association of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for the purchase of repurchase.

2.	Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interests of the Company and its Shareholders. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net asset value and/or its earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders.

3.	Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each, of which 180,000,000 H Shares were held by a wholly-owned subsidiary of Yankuang Group and 2,960,000,000 A Shares of RMB1.00 each, of which 2,600,000,000 A Shares were held by Yankuang Group and 360,000,000 A Shares were held by other Shareholders.

4.	Exercise of the Repurchase Mandate

Subject to the passing of the special resolutions approving the granting of the Repurchase Mandate to the Board at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolutions in the notice of AGM, the notice of A Shareholders’ Class Meeting and the notice of H Shareholders’ Class Meeting, respectively). The exercise of the Repurchase Mandate is subject to: (1) the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained; and (2) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association applicable to reduction of share capital.

The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

EXPLANATORY STATEMENT

5.	Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2015, the Board considers that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Board at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

6.	Status of Repurchased H Shares

The Hong Kong Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws, the H Shares repurchased by the Company will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

EXPLANATORY STATEMENT

7.	H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share Prices
	Highest	Lowest
	HK$	HK$

2015
March	6.63	6.08
April	9.10	6.65
May	7.77	6.87
June	7.37	6.09
July	5.24	4.21
August	4.67	3.60
September	3.92	3.39
October	4.31	3.09
November	3.99	3.54
December	3.74	3.36

2016
January	3.64	2.89
February	3.32	2.95
March	4.10	3.61
April (up to the Latest Practicable Date)	4.71	3.96

8.	Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company

Yankuang Group	A Shares (state legal person share)	Beneficial owner	Long position	2,600,000,000	52.86%

Yankuang Group (Note)	H Shares	Interest of controlled corporation	Long position	180,000,000	3.66%

Total				2,780,000,000	56.52%

Note:	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H Shares in the capacity of beneficial owner.

EXPLANATORY STATEMENT

9.	General Information

(a)	None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their close associates, have any present intention to sell any H Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the PRC.

(c)	No core connected person (as defined in the Hong Kong Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

10.	Takeovers Code

If on the exercise of the power to repurchase H Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of their Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

Substantial Shareholders	Before repurchase	After repurchase

Yankuang Group	56.52%	58.86%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code. Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

11.	Share Repurchases Made by the Company

The Company had repurchased 6,384,000 H shares in December 2015 (whether on the Hong Kong Stock Exchange or otherwise), representing approximately 0.33% of the issued H share capital of the Company as at the repurchase mandate date, and representing approximately 0.13% of the total issued share capital of the Company as at the repurchase mandate date, during the six months period preceding the Latest Practicable Date.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Registered office:
298 South Fushan Road
Zoucheng
Shandong Province
PRC
Postal Code: 273500

Principal place of business in Hong Kong:
Rooms 2008-12
20/F., The Center
99 Queen’s Road Central
Hong Kong

25 April 2016

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS AND

CONTINUING CONNECTED TRANSACTION

We refer to the announcements of the Company dated 29 March 2016 and the circular to the Shareholders dated 25 April 2016 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires. We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, (i) the Equity Transfer Agreement; (ii) the Wanfu Mining Right Transfer Agreement; and (iii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017 are fair and reasonable in so far as the Independent Shareholders are concerned.

Donvex Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in respect of (i) the Equity Transfer Agreement; (ii) the Wanfu Mining Right Transfer Agreement; and (iii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017. The letter from Donvex Capital Limited, which contains its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 40 to 59 of this Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the “Letter from the Board” set out on pages 6 to 33 of this Circular and the additional information set out in the Appendix II to this Circular. Having taken into account the terms of the (i) the Equity Transfer Agreement; (ii) the Wanfu Mining Right Transfer Agreement; and (iii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and having considered the interests of the Independent Shareholders and the advice from Donvex Capital Limited, we consider that the (i) the Equity Transfer Agreement; (ii) the Wanfu Mining Right Transfer Agreement; and (iii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017 are (i) fair and reasonable; (ii) on normal commercial terms or better and (iii) in the interests of the Company and the Shareholders as a whole. We also consider that (i) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement was conducted in the ordinary and usual course of business of the Group; and (ii) the Equity Transfer Agreement and the Wanfu Mining Right Transfer Agreement were not conducted in the ordinary and usual course of business of the Group.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to approve (i) the Equity Transfer Agreement; (ii) the Wanfu Mining Right Transfer Agreement; and (iii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017.

Yours faithfully,

Yanzhou Coal Mining Company Limited

Wang Lijie        Jia Shaohua        Wang Xiaojun        Xue Youzhi

Independent Board Committee

LETTER FROM DONVEX CAPITAL

The following is the full text of the letter from Donvex Capital Limited setting out their advice to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

Unit 1305, 13th Floor, Carpo Commercial Building 18-20 Lyndhurst Terrace Central Hong Kong

25 April 2016

The Independent Board Committee and the Independent Shareholders of Yanzhou Coal Mining Company Limited

Dear Sirs,

(I) DISCLOSEABLE AND CONNECTED TRANSACTION –

ACQUISITION OF WANFU MINING RIGHT

(II) DISCLOSEABLE AND CONNECTED TRANSACTION –

ACQUISITION OF YANKUANG GROUP FINANCE

AND

(III) MAJOR AND CONTINUING CONNECTED TRANSACTION

PROVISION OF COMPREHENSIVE CREDIT FACILITY

SERVICES TO YANKUANG GROUP

INTRODUCTION

We refer to our engagement as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Wanfu Mining Right Transfer Agreement, the Acquisition and New Financial Services Agreement, details of which are set out in the Letter from the Board (the “Board Letter”) contained in the circular of the Company dated 25 April 2016 to the Shareholders (the “Circular”) of which this letter forms part. Capitalised terms used herein have the same meanings as defined elsewhere in the Circular unless the context requires otherwise.

Reference is made to the Company’s announcements dated 29 March 2016 in relation to, among other things, the Wanfu Mining Right Transfer Agreement, the Acquisition and the New Financial Services Agreement.

On 29 March 2016, Heze Neng Hua, a non-wholly owned subsidiary of the Company, and Yankuang Group entered in the Wanfu Mining Right Transfer Agreement. Pursuant to the Wanfu Mining Right Transfer Agreement, Heze Neng Hua agreed to acquire and Yankuang Group agreed to transfer the Wanfu Mining Right at a consideration of RMB1,250.4 million.

On 29 March 2016, the Company and Yankuang Group entered into the Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company agreed to acquire from Yankuang Group 65% of the equity interest in Yankuang Group Finance at a consideration of RMB1,242.0 million. Incidental to the Acquisition, on 29 March 2016 Yankuang Group Finance entered into the New Financial Services Agreement with Yankuang Group, pursuant to which the Yankuang Group Finance will provide a range of financial services to Yankuang Group for the two years ending 31 December 2017.

LETTER FROM DONVEX CAPITAL

As the applicable percentage ratios of the acquisition under the Wanfu Mining Right Transfer Agreement and the Acquisition exceed 5% but less than 25%, the acquisition under the Wanfu Mining Right Transfer Agreement and the Acquisition constitute disclosable transactions under Chapter 14 of the Listing Rules. Yankuang Group is the controlling shareholder of the Group and Yankuang Group Finance, holding directly and indirectly approximately 56.52% of the issued share capital of the Company and 70% of the issued share capital of Yankuang Group Finance. Accordingly, Yankuang Group is a connected person of the Company under Rule 14A of the Listing Rules, and the acquisition under the Wanfu Mining Right Transfer Agreement and the Acquisition also constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

Upon the completion of the Acquisition, Yankuang Group Finance will become a non-wholly owned subsidiary of the Company and the financial results of Yankuang Group Finance will be consolidated into the financial statements of the Group. As such, the entering into the New Financial Services Agreement and the transactions contemplated thereunder constitutes continuing connected transactions for the Company under Chapter 14A of the Listing Rules. As the highest applicable percentage ratios for the comprehensive credit facility service under the New Financial Services Agreement exceed 25% but less than 75% on an annual basis for the two years ending 31 December 2017, the comprehensive credit facility service constitutes a major transaction under Rule 14.06(3), and are subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under the Chapter 14 of the Listing Rules.

The Independent Board Committee, comprising Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi, all being the independent non-executive Directors, has been formed to consider whether (i) the acquisition under the Wanfu Mining Right Transfer Agreement and the Acquisition is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole; (ii) the terms of the Wanfu Mining Right Transfer Agreement, the Equity Transfer Agreement and the New Financial Services Agreement are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned; and (iii) the comprehensive credit facility service, including the proposed annual caps are in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, and to make recommendations to the Independent Shareholders in respect thereof. Being the Independent Financial Adviser, our role is to give an independent opinion to the Independent Board Committee and the Independent Shareholders in this regard.

We are independent from, and not connected with, the Company or any of its substantial shareholders, directors, chief executive, or any of their respective associates, and have sufficient expertise and resources to give an opinion on the transactions. As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. Apart from normal professional fees in connection with this appointment as the Independent Financial Adviser, no other arrangements exist whereby we had received or will receive any fees and/or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence. We did not act as the independent financial adviser to the Company’s other transactions in the last two years.

LETTER FROM DONVEX CAPITAL

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Directors and management of the Company. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have assumed that all statements, information, opinions and representations contained or referred to in the Circular, which have been provided by the Directors and management of the Company and for which they are solely and wholly responsible, were true and accurate at the time they were made and continue to be true until the date of the AGM.

The Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, for the purpose of this exercise, conducted any form of independent in-depth investigation or audit into the businesses or affairs or future prospects of the Company, the Target Group and their respective associates, nor have we carried out independent verification on the information supplied. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments, including any material change in market and economic conditions, may affect or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

This letter is issued for the information for the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Acquisition and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

BACKGROUND OF THE PARTIES

1.	Information on the Group

The Group is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Group’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low Sulphur coal for use in pulverized coal injection.

LETTER FROM DONVEX CAPITAL

The following is a summary of the consolidated financial information on the Group as extracted from the annual reports of the Company for the years ended 31 December 2014 and 2015.

Operating results of the Group

	For the year ended 31 December 2013 RMB’000 (Audited)	For the year ended 31 December 2014 RMB’000 (Audited)	For the year ended 31 December 2015 RMB’000 (Audited)

Revenue	56,401,826	60,370,764	36,404,086
Profit/(loss) before taxation	(580,268)	1,599,910	622,257
Profit/(loss) after taxation	(185,453)	487,103	132,620

For the year ended 31 December 2014

As shown in the table above, the Group turned around the loss position and recorded a profit before tax of approximately RMB1,599.9 million for the year ended 31 December 2014, which was mainly due to the recognition of an one-off impairment loss on intangible assets of RMB2,052.2 million during the year ended 31 December 2013.

For the year ended 31 December 2015

During the year ended 31 December 2015, the Group’s revenue amounted to approximately RMB36,404.1 million, representing a decrease of approximately RMB23,966.7 million or 39.7% as compared to the year ended 31 December 2015. As such, the net profit before taxation decreased by RMB977.7 million to RMB622.3 million for the year ended 31 December 2015.

Financial position of the Group

	As at 31 December 2013 RMB’000 (Audited)	As at 31 December 2014 RMB’000 (Audited)	As at 31 December 2015 RMB’000 (Audited)

Cash and bank deposits	10,922,637	15,041,928	20,175,120
Term deposits	4,441,210	5,154,296	2,995,066
Total assets	127,458,189	133,098,114	142,471,875
Total liabilities	83,472,128	87,099,598	96,670,221
Net assets	43,986,061	45,998,516	45,801,654

As at 31 December 2015, the Group has an unsecured bank balance of approximately RMB20.2 billion (31 December 2014: approximately RMB15.0 billion), which are readily available for the settlement of the consideration for the acquisition of Wanfu Mining Right and the Acquisition.

2.	Information on Yankuang Group

Yankuang Group is a wholly state-owned corporation with a registered capital of RMB3,353,388,000 and is principally engaged in business such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the issued share capital of the Company.

LETTER FROM DONVEX CAPITAL

3.	Information on Yankuang Group Finance

As stated in the Board Letter, Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services. As at the Latest Practicable Date, Yankuang Group Finance is indirectly owned by Yankuang Group, the Company and China Credit Trust Co., Ltd. with 70%, 25% and 5% respectively.

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of inter-bank loans.

The following is a summary of the financial information on the Yankuang Group Finance as extracted from the audited financial statements for the years ended 31 December 2015, 2014 and 2013.

Operating results of Yankuang Group Finance

	For the year ended 31 December 2013 RMB’000 (Audited)	For the year ended 31 December 2014 RMB’000 (Audited)	For the year ended 31 December 2015 RMB’000 (Audited)

Revenue	307,162	300,498	314,263
Net profit before taxation	200,274	177,060	228,244
Net profit after taxation	149,840	132,427	171,260

For the year ended 31 December 2014

During the year ended 31 December 2014, Yankuang Group Finance recorded revenue of approximately RMB300.5 million, representing a decrease of 2.1% compared to the year ended 31 December 2013. The revenue mainly consisted of interest income from loans of approximately RMB180.0 million (2013: RMB151.0 million) and from bank deposits of approximately RMB116.7 million (2013: RMB154.1 million). Yankuang Group Finance’s net profit before taxation decreased by approximately 11.6% to RMB117.1 million as compared to the year ended 31 December 2013, which was mainly contributed by an increase in loss in change in fair value of its financial assets by RMB15.3 million.

For the year ended 31 December 2015

The revenue of Yankuang Group Finance increased by 4.6% to RMB314.3 million as compared to the year ended 31 December 2014, which mainly consisted of interest income from loans of approximately RMB236.0 million and from bank deposits of approximately RMB74.5 million. Net profit before taxation increased by approximately 28.9% to approximately RMB228.2 million as compared to the corresponding year, which was due to the decrease in the loss of change in fair value of its financial assets by approximately RMB41.7 million.

LETTER FROM DONVEX CAPITAL

Financial position of Yankuang Group Finance

	As at 31 December 2013 RMB’000 (Audited)	As at 31 December 2014 RMB’000 (Audited)	As at 31 December 2015 RMB’000 (Audited)

Total assets	6,199,146	6,732,284	8,300,371
Total liabilities	5,343,191	5,473,902	6,870,729
Net assets	855,955	1,258,382	1,430,052

As at 31 December 2015, Yankuang Group Finance has bank deposits of approximately RMB3,529.6 million and loan balance of approximately RMB4,749.0 million for generating interest income, and the deposits from the member companies amounted to approximately RMB6,842.4 million.

PRINCIPAL FACTORS AND REASONS CONSIDERED

(I)	THE WANFU MINING RIGHT TRANSFER AGREEMENT

In arriving at our opinion in respect of the Wanfu Mining Right Transfer Agreement, we have taken into consideration the following principal factors and reasons:

1.	Reasons for and benefits of the acquisition of the Wanfu Mining Right

The reasons for and the benefits of the acquisition of the Wanfu Mining Right are as follows:

i)	As disclosed in the 2015 annual report of the Company, the available coal reserve was approximately 3,947.8 million tonnes as at 31 December 2015 and the sales volume was 87.2 million tonnes for the year ended 31 December 2014. The coal resources involved in the Wanfu Mining Right are approximately 291.3 million tonnes, representing approximately 7.4% of the total available coal resources of the Group’s coal mines as at 31 December 2015. The coal industry has been affected by multiple factors such as slow growth of global economy and new energy alternatives, as a result the supply of coal continued to exceed demand. The management considers the global coal price will recover from weakness and stabilize due to the benefits from favorable governmental policies, reduction in production of major coal suppliers and the increasing demand for coal from emerging developing countries. As such, the management is of the view that the acquisition of the Wanfu Coal Mine would immediately increase the Group’s coal reserve and such reserve could be utilised to meet the sales demand in the future;

According to the Commodities Market Outlook published by the World Bank in January 2016, the coal price dropped from approximately US$70,100 per million tons in 2014 to approximately US$57,500 per million tons in 2015 and the coal price is forecasted to stabilize and maintain at a range of approximately US$50,000 per million tons to approximately US$58,100 per million tons from 2016 to 2020. In addition, the coal consumption in India has recorded year-to-year growth and doubled during the past two decades. As such, we concur with the management’s view that the coal price will recover from weakness and stabilize and the demand for coal from emerging developing countries will remain strong.

LETTER FROM DONVEX CAPITAL

ii)	The geological exploration and relevant feasibility work of the Wanfu Coal Mine have been completed and the construction work has already begun. The management considers the Wanfu Coal Mine will begin to commence exploitation operation in 2018 and increase revenue to the Group; and

iii)	As stated in the Board Letter, the Wanfu Coal Mine is situated near Heze City, where Heze Neng Hua operates other mines in the same region. The close proximity of the mines would allow the Group to manage the Wanfu Coal Mine in a cost effective manner. In addition, the acquisition of the Wanfu Mining Right would reduce the future direct competition with Yankuang Group on coal production in the region.

2.	Major terms of the Wanfu Mining Right Transfer Agreement

On 29 March 2016, Heze Neng Hua, a non-wholly owned subsidiary of the Company, and Yankuang Group entered into the Wanfu Mining Right Transfer Agreement. Pursuant to the Wanfu Mining Right Transfer Agreement, Heze Neng Hua agreed to acquire and Yankuang Group agreed to transfer the Wanfu Mining Right at a consideration of RMB1,250.4 million.

Wanfu Mining Right

As stated in the Board Letter, the coal resources involved in the Wanfu Mining Right are approximately 291.3 million tonnes, representing approximately 7.4% of the total coal resources of the Group’s domestic coal mines under production in the PRC. As at the Latest Practicable Date, the Wanfu Coal Mine is under construction and the mining works have not yet commenced.

Assessment of the fairness and reasonableness of the consideration

The consideration of RMB1,250.4 million was arrived at after arm’s length negotiation between Heze Neng Hua and Yankuang Group after taking into account of the appraised value of the Wanfu Mining Right of RMB1,250.4 million as evaluated by an independent and qualified valuer.

We have reviewed the Wanfu Mining Right Valuation Report prepared by the Wanfu Mining Right PRC Valuer, an independent and qualified valuer and noted that the fair value of the Wanfu Mining Right was RMB1,250.4 million as at 30 June 2015.

In assessing the fairness and reasonableness of the Wanfu Mining Right Valuation Report, we have taken into the following factors:

(i)	The qualification and scope of work of the Wanfu Mining Right PRC Valuer

We have reviewed and enquired into the qualification and experience of the responsible persons of the Wanfu Mining Right PRC Valuer in relation to the preparation of the valuation of the Wanfu Mining Right. We understand that it is a well-established firm engaged in the provision of asset appraisal services and technical advisory. In addition, the responsible valuer in preparing and signing off the Wanfu Mining Right Valuation Report are holders of professional qualification in financial analysis with numerous experiences in performing business valuation. The Wanfu Mining Right PRC Valuer confirmed that it is an independent third party to the Company, Yankuang Group and their respective associates. We have also reviewed the terms of the Wanfu Mining Right PRC Valuer’s engagement, in particular, their scope of work, and noted that it is appropriate to the opinion required to be given and there is no limitation on the scope of work which might adversely impact on the degree of assurance given by them in the Wanfu Mining Right Valuation Report. Based on the above, we are of the view that the scope of work of the Wanfu Mining Right PRC Valuer is appropriate and the Wanfu Mining Right PRC Valuer is qualified to perform the valuation.

LETTER FROM DONVEX CAPITAL

(ii)	Valuation approach

We have discussed with the Wanfu Mining Right PRC Valuer and understand that the Wanfu Mining Right PRC Valuer has adopted the discounted cash flow (“DCF”) methodology of the income approach due to the following consideration:

(a)	the mineral resources of the Wanfu Mining Right were well defined and quantified. The Wanfu Mining Right has the ability to generate future cash flow under stand-alone operation that could be reasonably forecasted and quantified. We understand that such approach is the usual approach to the valuation of mineral assets which have defined mineral resources;

(b)	asset-based approach were not adopted as the Wanfu Mining Right has just commenced the construction work and the Wanfu Mining Right has a validation period of 30 years until July 2045; and

(c)	as every mines have unique location, life cycle and mineral resources, it is difficult to obtain comparable information from public available information to adopt the market-based approach.

As such, the Wanfu Mining Right PRC Valuer did not adopt the asset-based approach and market-based approach in conducting their valuation. Based on the factors above, we concur with the Wanfu Mining Right PRC Valuer that the income approach was the most appropriate valuation methodology to conduct a fair and reasonable valuation.

(iii)	Application of the DCF methodology

Under the income approach, the appraisal value of the Wanfu Mining Right represents the present worth of future economic benefits expected to be generated from the Wanfu Mining Right. The Wanfu Mining Right PRC Valuer applied the DCF method to discount the future free cash flow (“FFCF”) of the Wanfu Mining Right at a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to the Wanfu Mining Right.

In our assessment in the valuation, we have reviewed the following key quantitative assumptions:

(a)	Forecasted production schedule

As stated in the Board Letter, based on the deposit data and feasibility studies submitted and approved by the relevant government authorities (the “Mining Data Reports”), the Wanfu Mining Right PRC Valuer has adopted the estimated production schedule and mining data as submitted and approved by the regulatory authorities in the PRC. We have discussed with the Wanfu Mining Right PRC Valuer and reviewed the detailed working documents. We understand that the forecast production schedule were prepared based on the Mining Data Reports.

LETTER FROM DONVEX CAPITAL

(b)	Forecasted revenue

Based on the valuation report, the forecasted annual revenue for the Wanfu Coal Mine was approximately RMB1,118.1 million beginning from the year 2020 to 2083. We have discussed with the Wanfu Mining Right PRC Valuer and reviewed the detailed working documents, and understand the amount was based on (i) the forecasted production schedule as discussed above; and (ii) the average selling price of Heze Neng Hua from the year 2010 to the first half of 2015 as disclosed in the Board Letter.

(c)	Discount rate

As advised by the Wanfu Mining Right PRC Valuer, in accordance with the <Guidance Opinion on Mining Right Appraisal Parameters> issued by the Chinese Association of Mineral Resources Appraisers in October 2008, the Wanfu Mining Right PRC Valuer has considered the followings in determining the discount rate.

•	The risk free rate of 4.00% is based on the historical average market return of listed treasury bonds;

•	The risk premium of the exploration and construction risk of the mine was normally ranged from 0.35% to 1.15%. As advised by the Wanfu Mining Right PRC Valuer, the Wanfu Coal Mine is situated deeply underneath the surface and the construction work has just commenced. As a result, a high-end of risk premium of 1.00% was adopted by the Wanfu Mining Right PRC Valuer;

•	The risk premium of the industry and operation was normally ranged from 1.00% to 2.00% and 1.00% to 1.50%, respectively. The Wanfu Mining Right PRC Valuer has advised that the coal mining industry has a higher risk of fluctuation in operation. As a result, they have adopted the high-end of risk premium of the industry and operation at a rate of 2.00% and 1.50%, respectively.

As such, the Wanfu Mining Right PRC Valuer adopted a discount rate of 8.50% in the Wanfu Mining Right Valuation.

Based on the factors above, we are of the view that the key quantitative assumptions adopted by the Wanfu Mining Right PRC Valuer in the valuation were fair and reasonable. Accordingly, we consider that the calculation of FFCF applied by the Wanfu Mining Right PRC Valuer is appropriate and the DCF methodology has been reasonably applied in the valuation.

Having considered that (i) the independence, qualification and experience of the Wanfu Mining Right PRC Valuer; (ii) the selection and application of the valuation methodology are reasonably prepared, we are of the view that the valuation was carried out on a fair and reasonable basis by the Wanfu Mining Right PRC Valuer.

As such, having considered that (i) the Wanfu Mining Right Valuation Report has been reasonably prepared; (ii) the consideration of RMB1,250.4 million represents the valuation of Wanfu Mining Right; and (iii) the Consideration was arrived at after arm’s length negotiations between the Company and Yankuang Group, we are of the view that the consideration is fair and reasonable.

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Payment terms

Pursuant to the terms of the Wanfu Mining Right Transfer Agreement, the consideration of RMB1,250.4 million shall be settled by cash within 10 business days upon the completion of the transfer of the Wanfu Mining Right exploitation permit to Heze Neng Hua.

3.	Financial effects on the acquisition of Wanfu Mining Right

As stated in the Board Letter, the consideration will be settled by cash from the Company’s internal resources. As mentioned under “Information on the Group” above, the Group has a cash and bank balance of RMB20,175.1 million as at 31 December 2015. The Group’s cash and bank balance would decrease and the non-current assets would increase by RMB1,250.4 million.

(II)	THE EQUITY TRANSFER AGREEMENT

In arriving at our opinion in respect of the Acquisition, we have taken into consideration the following principal factors and reasons:

1.	Reasons for and benefits of the Acquisition

The reasons for and the benefits of the Acquisition are as follows:

(i)	the Acquisition would allow the Group to control Yankuang Group Finance to utilise and manage idle financial resources, which would (a) improve the effectiveness of the Group’s treasury management; (b) allow Yankuang Group Finance to support the development of the Group’s coal business in a more comprehensive manner; and (c) decrease the Group’s finance cost;

(ii)	as stated in the “Financial Information on Yankuang Group Finance” above, Yankuang Group Finance has been recording a stable profit in the past. Following the Acquisition, the financial results of Yankuang Group Finance will be consolidated into the Group’s financial statement. As such, the Acquisition would immediately increase the profitability of the Group, which is in the interest of the Shareholders and the Company as a whole; and

(iii)	the Group may develop its financial services business through Yankuang Group Finance by leveraging the strong financial resources of the Group and its member companies. By combining such financial resources, the management is of the view that Yankuang Group Finance may apply for relevant licenses from the regulatory authority in the PRC to provide more diversified financial services in the future to improve the Group’s revenue stream.

Having considered the reasons and factors above, we concur with the Director’s view that the Acquisition is in the interests of the company and the Independent Shareholders as whole.

2.	Principal terms of the Equity Transfer Agreement

On 29 March 2016, the Company and Yankuang Group entered into the Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company conditionally agreed to acquire from Yankuang Group 65% of the equity interest in Yankuang Group Finance at a consideration of RMB1,242.0 million. The Company expects that the consideration will be satisfied in cash from internal resources.

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Consideration

The consideration of RMB1,242.0 million was arrived at after arm’s length negotiations between the Company and Yankuang Group after taking into account of (i) the net asset value of the Yankuang Group Finance; and (ii) the appraised value of the Yankuang Group Finance of approximately RMB1,910.8 million as evaluated by an independent and qualified valuer. The consideration represents 65% of the valuation of the Yankuang Group Finance.

Net asset value

As stated under “Information on the Yankuang Group Finance” above, the audited net asset of Yankuang Group Finance as at 31 December 2015 was amounted to approximately RMB1,430.1 million. The Acquisition of 65% of interest in Yankuang Group Finance would represent an audited net asset value of RMB929.5 million. As such, the consideration represented a 33.6% premium to the audited net asset value of Yankuang Group Finance as at 31 December 2015. As the net asset value approach could not capture the earning potential of Yankuang Group Finance in the future, the Board is of the view and we concur that the valuation of the Yankuang Group Finance was used as the basis for the consideration.

Equity Transfer Agreement Valuation Report

We have reviewed the Equity Transfer Agreement Valuation Report prepared by the Equity Transfer Agreement PRC Valuer, an independent and qualified valuer and noted that the fair value of 100% equity interest in Yankuang Group Finance as at 31 December 2015 was RMB1,910.8 million.

We have also reviewed and enquired into the qualification and experience of the responsible persons of the Equity Transfer Agreement PRC Valuer in relation to the preparation of the valuation of 100% equity interest in Yankuang Group Finance. We understand that it is a well-established firm engaged in the provision of asset appraisal services and technical advisory. In addition, the responsible valuer in preparing and signing off the valuation report are holders of professional qualification in financial analysis with numerous experiences in performing business valuation. The Equity Transfer Agreement PRC Valuer confirmed that it is an independent third party to the Company, Yankuang Group Finance and their respective associates. We have also reviewed the terms of the Equity Transfer Agreement PRC Valuer’s engagement, in particular, their scope of work, and noted that it is appropriate to the opinion required to be given and there is no limitation on the scope of work which might adversely impact on the degree of assurance given by them in the Equity Transfer Agreement Valuation Report. Based on the above, we are of the view that the scope of work of the Equity Transfer Agreement PRC Valuer is appropriate and the Equity Transfer Agreement PRC Valuer is qualified to perform the valuation.

We have discussed with the Equity Transfer Agreement PRC Valuer regarding, amongst others, the basis and assumptions made and the methodology adopted in conducting the valuation of Yankuang Group Finance. We understand that the Equity Transfer Agreement PRC Valuer has considered three valuation methodologies, the market approach, asset-based approach and income-based approach.

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As advised by the Equity Transfer Agreement PRC Valuer, the Yankuang Group Finance mainly provides its service to the Group and Yankuang Group, there are not enough comparable public acquisition transactions on companies with similar business model of Yankuang Group Finance which their corresponding pricing multiples can be accessed by public. As such, the market approach was not adopted. Accordingly, the Equity Transfer Agreement PRC Valuer compared the valuation result of the asset-based approach with the income-based approach.

The Equity Transfer Agreement PRC Valuer further advised that as Yankuang Group Finance is a financial institution where (i) the financial industry is not asset intensive; and (ii) the asset-based approach could not capture the earning potential of Yankuang Group Finance in the future, the Equity Transfer Agreement PRC Valuer adopted the income-based approach for the conclusion of the valuation, which values the 100% equity interest of Yankuang Group as at 31 December 2015 at RMB1,910.8 million.

We have reviewed the working document of the valuation and understand the application of the valuation methodology based on the asset-based approach and income-based approach was as follows:

(i)	Asset-based approach

The asset-based approach is a commonly utilized method in valuation, which considers the fundamental cost to reproduce the assets appraised in accordance with the current market prices of similar assets. As stated in the Equity Transfer Agreement Valuation Report, the valuation of 100% equity interest of Yankuang Group Finance as at 31 December 2015 based on the asset-based approach was approximately RMB1,430.0 million, which was lower than the book value of Yankuang Group Finance by approximately RMB24,600 or 0.01%. We have also reviewed the working document and understand that the decrease is attributable to the valuation adjustment of Yankuang Group Finance’s fixed assets.

As advised by the Equity Transfer Agreement PRC Valuer, in arriving the valuation, they have (a) reviewed Yankuang Group Finance’s financial statements; (b) performed site visits; and (c) reviewed the supporting documents for the ownership of Yankuang Group Finance’s major assets.

(ii)	Income-based approach

Under the income approach, the appraisal value of 100% equity interest of Yankuang Group Finance represents the present worth of future economic benefits expected to be generated from Yankuang Group Finance. The Equity Transfer Agreement PRC Valuer applied the DCF method to discount the FFCF of Yankuang Group Finance at a discount rate (i.e. capital asset pricing model (“CAPM”)) to reflect all business risks including intrinsic and extrinsic uncertainties in relation to Yankuang Group Finance.

In our assessment of the income-based approach valuation, we have reviewed the following key quantitative assumptions:

(a)	Forecasted revenue

Upon the completion of the Acquisition, the revenue of Yankuang Group Finance represented the interest income from loans to Yankuang Group and the Group. As stated in the Board Letter, the future revenue between the Group and Yankuang Group Finance were included in the forecasted revenue. The Equity Transfer Agreement PRC Valuer advised that the valuation under the adoption of the income-based approach should be prepared on the existing business model of target when determining what a business of target is worth on its individual case. As such, when considering the business value of Yankuang Group Finance, the future revenue between the Group and Yankuang Group Finance should be included in the forecasted revenue in order to reflect the overall business model of the Yankuang Group Finance when it is operated at its own cost. Based on the above, we concur with the Board’s view that it is fair and reasonable to include future revenue between the Group and Yankuang Group Finance in the forecasted revenue.

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The Equity Transfer Agreement PRC Valuer has adopted the annual growth rate of 3.3%, being the historical average growth rate from the year 2012 to 2015 for the deposit taking from its customers. The PRC Valuer advised that they considered the gross domestic product (“GDP”) growth rate of the PRC was positively correlated to the growth rate of the loans. According to the statistics of National Bureau of Statistics of China, the preliminary assessment of the PRC’s GDP recorded a year-to-year growth of approximately 6.9% in 2015.

We further understand that the Equity Transfer Agreement PRC Valuer has adopted the interest rate for the loans by Yankuang Group Finance as 4.35%, being the latest People’s Bank of China benchmark one-year lending rate proposed on 23 October 2015. Accordingly, the Equity Transfer Agreement PRC Valuer has forecasted the interest income of Yankuang Group Finance for the five years ending 31 December 2020.

(b)	Forecasted cost of sales

The cost of sales represented the interest expenses for the deposit taking from Yankuang Group and the Group. As stated in the Board Letter, the future cost of sales between the Group and Yankuang Group Finance were included in the forecasted cost of sales. The Equity Transfer Agreement PRC Valuer advised that the valuation under the adoption of the income-based approach should be prepared on the existing business model of target when determining what a business of target is worth on its individual case. As such, when considering the business value of Yankuang Group Finance, the future cost of sales between the Group and Yankuang Group Finance should be included in the forecasted cost of sales in order to reflect the overall business model of the Yankuang Group Finance when it is operated at its own cost. Based on the above, we concur with the Board’s view that it is fair and reasonable to include future cost of sales between the Group and Yankuang Group Finance in the forecasted cost of sales.

Based on the positive correlation of the PRC’s GDP and the historical average growth rate of deposit takings as mentioned above, the Equity Transfer Agreement PRC Valuer has adopted an annual growth rate of 3.3% for the deposit taking for the five years ending 31 December 2020. The interest rate of 0.3% was adopted based on the latest People’s Bank of China benchmark interest rate. Accordingly, the Equity Transfer Agreement PRC Valuer has forecasted the interest expenses of Yankuang Group Finance for the five years ending 31 December 2020.

(c)	Discount rate

As advised by the Equity Transfer Agreement PRC Valuer, the cost of equity (“re”) is considered relevant to the valuation of Yankuang Group Finance as the regulatory requirements and return on equity is fundamental to financial institution. In estimating the re, the Equity Transfer Agreement PRC Valuer has adopted the CAPM which is a commonly used model to compute the cost of equity as discount rate. We understand from the Equity Transfer Agreement PRC Valuer that the equation of re is “re =rf + MRP x ß +rc”, where

•	“rf” refers to risk free rate which is based on 10-year China government bond yield of 2.8212%;

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•	“ß” or beta, represents the sensitivity of the expected excess asset returns on the expected excess market returns, which is calculated from the unlevered beta of comparable publicly listed companies in similar industry in the PRC selected by the Equity Transfer Agreement PRC Valuer as at 31 December 2015. The Equity Transfer Agreement PRC Valuer has identified four comparable publicly listed companies and adopted the average beta of 0.9267;

•	“MRP” stands for market risk premium which is the rate of return required by equity investors beyond the risk free rate. Based on the historical return of the PRC stock market and the 10-year China government bond yield, the Equity Transfer Agreement PRC Valuer has adopted a rate of 7.15%; and

•	“rc” refers to the individual risk premium of the valued company. The Equity Transfer Agreement Valuer has advised that the rate normally ranges from 1% to 2% for financial institutions. Based on the fact that the Yankuang Group is a wholly state-controlled company, the Equity Transfer Agreement PRC Valuer considered the risk is low and adopted the low-end of the rate of 1%;

As such, the Equity Transfer Agreement PRC Valuer adopted a discount rate of 10.56% in the Equity Transfer Agreement Valuation.

As stated in the Board Letter, the forecasted transaction between the Group and Yankuang Group Finance were included in the forecast. The Equity Transfer Agreement PRC Valuer advised that the valuation was prepared on a market value basis, which represents the market value of Yankuang Group Finance as at the valuation date to any potential acquirer on a rational and voluntary basis. Accordingly, the forecast was conducted based on the existing business of Yankuang Group Finance as at the valuation date. As such, we concur with the Board’s view that the application of the valuation methodology is fair and reasonable.

Based on the factors above, we are of the view that the key quantitative assumptions adopted by the Equity Transfer Agreement PRC Valuer in the valuation were fair and reasonable. Accordingly, we consider that the calculation of FFCF applied by the Equity Transfer Agreement PRC Valuer is appropriate and the DCF methodology has been reasonably applied in the valuation.

As stated in the Equity Transfer Agreement Valuation Report, the valuation of 100% equity interest of Yankuang Group Finance as at 31 December 2015 based on the income-based approach was approximately RMB1,910.8 million.

As the Yankuang Group Finance is a financial institution where (i) the financial industry is not asset intensive; and (ii) the asset-based approach could not capture the earning potential of Yankuang Group Finance in the future, the Equity Transfer Agreement PRC Valuer adopted the income-based approach for the conclusion of the valuation, which values the 100% equity interest of Yankuang Group Finance as at 31 December 2015 at RMB1,910.8 million.

LETTER FROM DONVEX CAPITAL

Our assessment on the Equity Transfer Agreement Valuation Report and consideration

Having considered that (i) the independence, qualification and experience of the Equity Transfer Agreement PRC Valuer; (ii) the selection and application of the valuation methodology are reasonably prepared, we are of the view that the valuation was carried out on a fair and reasonable basis by the Equity Transfer Agreement PRC Valuer.

As such, having considered that (i) the Equity Transfer Agreement Valuation Report has been reasonably prepared; (ii) the consideration represents 65% of the valuation of Yankuang Group Finance; and (iii) the consideration was arrived at after arm’s length negotiations between the Company and Yankuang Group, we are of the view that the consideration is fair and reasonable.

Payment terms

Pursuant to the terms of the Equity Transfer Agreement, the consideration shall be settled by cash within 10 business day upon obtaining the Shareholders’ approval. As stated in the Board Letter, the consideration will be funded from the Company’s internal resources.

3.	Financial effects on the Acquisition

Upon completion of the Acquisition, Yankuang Group Finance will become a non-wholly owned subsidiary of the Company and the financial results of Yankuang Group Finance will be consolidated into the financial statements of the Group. As discussed under “Financial on Yankuang Group Finance” above, Yankuang Group Finance was recording net profits during the years ended 31 December 2013, 2014 and 2015. As such, we consider the Acquisition is expected to have a positive financial impact on the Group’s recurring earnings.

Pursuant to the terms of the Equity Transfer Agreement, the consideration shall be settled by cash within 10 business day after obtaining the Shareholders’ approval. As stated in the Board Letter, the consideration will be settled by cash from the Company’s internal resources. As mentioned under “Information on the Group” above, the Group has a cash and bank balance of RMB20,175.1 million as at 31 December 2015. The Group’s cash and bank balance would decrease and financial position of Yankuang Group Finance would be consolidated into the financial statements of the Group.

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(III)	THE NEW FINANCIAL SERVICE AGREEMENT

In considering whether the proposed caps relating to the comprehensive credit facility service and the terms of the New Financial Service Agreement are fair and reasonable, we have taken into account the principal factors and reasons set out below.

1.	Reasons for and the benefits of the New Financial Service Agreement

The reason for and the benefits of the New Financial Service Agreement are as follows:

(i)	As discussed under “Information on Yankuang Group Finance” above, Yankuang Group Finance was recording net profits in prior years. Upon the completion of the Acquisition, Yankaung Group Finance will become a non-wholly owned subsidiary of the Company and the financial results of Yankuang Group Finance will be consolidated into the Company’s financial statements, which will immediately improve the Group’s profitability;

(ii)	Yankuang Group Finance has developed a stable and well-established corporation history and strategic business relationship with Yankuang Group by providing deposit services, credit facility services and a wide range of financial services to Yankuang Group over many years. Yankuang Group Finance is familiar with the operation of Yankuang Group, being an intra-group service provider, it can facilitate efficient financial services to the benefit of the Group;

(iii)	Yankuang Group is a wholly state-owned corporation that has strong financial resources, diversified business and the loan default risk is minimal. The deposit from the Yankuang Group have represented a stable source of funding for Yankuang Group Finance, which allows Yankuang Group Finance to provide loan and other financial services to the Yankuang Group Members to generate interest and service fee income. These interest income and service fee income provides a stable source of revenue for the Group; and

(iv)	The historical amount of deposit taking from Yankuang Group was around RMB8,700 million for the years ended 31 December 2014 and 2015 and the annual caps for the deposit services is RMB9,100 million for the years ending 31 December 2016 and 2017, which is significantly higher than the proposed annual cap of comprehensive credit facility service of RMB7,100 million. The management is of the view that the cash inflow from the deposit taking from Yankuang Group will outweigh the cash outflow of the loans provided to its member companies. As such, it is expected to have a positive impact on the cash position of the Group by entering into the New Financial Services Agreement.

Taking into account of the above reasons, the Board is of the view and we concur with their view, that the New Financial Service Agreement and the continuing connected transactions contemplated under are conducted in the ordinary and usual course of the Group’s business and in the interest of the Shareholders and the Company as a whole.

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2.	Principal terms of the New Financial Service Agreement

In general, the terms for the comprehensive credit facility services by Yankuang Group Finance to Yankuang Group will be determined on the following basis, with reference to the prevailing local market conditions:

(i)	Loan services

The interest rate charged by Yankuang Group Finance on the loans to Yankuang Group is determined with reference to (a) the Benchmark Loan Interest Rates published from time to time by the People’s Bank of China; and (b) the interest rate offered by Major Commercial Banks in the PRC to Yankuang Group and its member companies with similar terms of services.

(ii)	Bill acceptance and discounting services

The discount rate provided by Yankuang Group Finance shall be no less favourable than those offered by Major Commercial Banks in the PRC.

Having considered that the pricing terms of the above financial services shall be no less favourable than those offered by independent third parties for comparable services, we concur with the Directors that the terms of the New Financial Service Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

3.	Internal control procedures

Yankaung Group Finance has a set of internal control in place to ensure the continuing connected transactions will be conducted in accordance with the terms provided under the New Financial Services Agreement including but not limited to the followings:

(i)	Before providing the relevant financial services to Yankuang Group Members, the price management committee of Yankuang Group Finance consisting of its management will (a) directly collect the relevant interest rates set by the People’s Bank of China and/or at least two Major Commercial Banks in the PRC which operate at the same or nearby area for similar deposit and comprehensive credit facility services and the policy promulgated by the People’s Bank of China; or (b) directly collect the information regarding standard fees and charges for similar financial services as specified by the People’s Bank of China or the CBRC (if applicable) and, if necessary, fees and charges provided by at least two Major Commercial Banks in the PRC which operate at the same or nearby area before providing the relevant financial services;

(ii)	The price management committee of Yankuang Group Finance consisting of its management will review and compare the interest rates and service fees collected by the abovementioned personnel. The price management committee will approve the final interest rates and services fees to Yankuang Group Members and make sure the pricing policy as set out above is compiled with; and

(iii)	The audit committee of the Company will quarterly review the continuing connected transactions between Yankuang Group Finance and Yankuang Group Members.

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We have reviewed the risk assessment and approval report regarding the application for the financing services provided by the Yankaung Group Finance, we are of the view that the internal control procedure disclosed above were followed by Yankuang Group Finance under the financing service transactions. In addition, we are advised by the management that Yankuang Group Finance will continue to follow those internal control procedures under the New Financial Service Agreement.

Pursuant to the Listing Rules, the auditors of the Company will provide a letter to the Board confirming, among others, that the continuing connected transactions are conducted in accordance with their terms. As such, we concur with the view of the Directors that the internal control measures are sufficient to safeguard the connected transactions under the New Financial Services Agreement.

4.	Risk associated with the continuing connected transaction and risk management

As Yankuang Group Finance is a non-banking financial institution and its customers are limited to the Group and Yankuang Group only, Yankuang Group Finance may have a higher customer concentration risk than Major Commercial Banks, whose customers are open to public. As a result, the default of any one of its customer may cause a greater negative impact to Yankuang Group Finance as compared to the default of any one of Major Commercial Banks’ customers. However, as an associate of the Yankuang Group, Yankuang Group confirmed that Yankuang Group Finance is able to gain access to the details of financial positions of its customers, and can obtain sufficient information in advance to determine whether to grant to loan to Yankuang Group, which is very unlikely that the Major Commercial Banks could make evaluation on. As a result, the high customer concentration risk is mitigated.

Based on the information available in the website of China Foreign Exchange Trade System & National Interbank Funding Center, the latest corporate credit rating of Yankaung Group is “AAA”, which indicated its strong capacity to meet financial commitments and therefore the risk of default is minimal.

Having considered that:

(i)	Yankuang Group Finance is able to gain access to the details of financial positions of its customers;

(ii)	Yankuang Group Finance has implemented internal control procedures to assess the customers before approving the application; and

(iii)	The audit committee of the Company and the senior management of Yankuang Group Finance will conduct review on the financial position of the customer quarterly and before the grant of any loans to Yankuang Group Members.

we concur with the view of the Board that the risk of the Group of entering into the New Financial Services Agreement is minimal.

5.	Historical transaction amounts and proposed annual caps

In determining the proposed annual caps for the comprehensive credit facility services for the two years ending 31 December 2017, the Company has taken into account (i) the historical maximum loan balance provided to Yankuang Group by Yankuang Group Finance and (ii) the expected business growth and financing demand of Yankuang Group in the coming years.

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The table below set out the actual transaction value for the transactions completed under the New Financial Services Agreement for the two years ended 31 December 2015 and two months ended 29 February 2016.

	Historical transaction amount
	Year ended 31 December		Two months ended 29 February
	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Comprehensive credit facility services
– loan services (maximum daily balance including accrued interest)	4,305,000	4,651,000	4,981,000
– bill acceptance and discounting services	107,000	337,000	200,000

	4,412,000	4,988,000	5,181,000

In assessing the reasonableness of the proposed annual cap of the comprehensive credit facility services of RMB7,100.0 million for the two years ending 31 December 2016 and 2017, we have reviewed the followings:

(i)	As stated in the table above, the maximum balance under the comprehensive credit facility services provided to Yankuang Group was approximately RMB5,181.0 million in February 2016. The proposed annual cap of RMB7,100.0 million for the two years ending 31 December 2017 represents an increase of approximately 37.0% or RMB1,919.0 million of the facility balance in February 2016;

(ii)	According to 2016 First Quarter Commodity Markets Outlook published by the World Bank in January 2016, coal consumption in the PRC remained to be the highest in the world and reached 1,962 million metric tons in 2014. In addition, According to the statistics of National Bureau of Statistics of China, the preliminary assessment of the PRC’s GDP reached approximately RMB67,671 billion in 2015, representing a year-to-year growth of approximately 6.9%. With the growing economy in the PRC, it is expected that the demand for coal would continue to increase in the coming years.

We were advised by the management that Yankuang Group Finance has obtained the information regarding expected business growth and financing demand from the Yankuang Group. Yankuang Group may demand for more loans financing from Yankuang Group Finance to facilitate their coal business development. The management further advised that the loan services providing to Yankuang Group was expected to increase by approximately 25.0%, representing an increase of approximately RMB1,162.8 million, due to the increased financing needs for the coal business development of Yankuang Group. We have reviewed the historical loan balances and understand that the historical average yearly growth rate for the year 2012 to 2015 was 25.3%. As such, we concur with the management that such expected increase in the loans to Yankuang Group is reasonable.

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(iii)	As mentioned above, Yankuang Group is expected to increase its demand of raw materials procurement for coal refining in order cope with their coal business development, which would increase the demand of bill acceptance and discounting services from Yankuang Group Finance. The management considers the amount will increase by RMB800.0 million and may reach RMB1,000.0 million for the year ending 31 December 2016. As stated in the table above, the bill acceptance and discounting services has reached RMB200.0 million for the two months ended February 2016, we concur with the management the bills and acceptance services may reach RMB1,000 million for each of the years ending 31 December 2016 and 2017;

Based on the factors and reasons discussed above, and after taking into account that the annual cap of deposit services from Yankuang Group of RMB9,100.0 million was significantly higher than the proposed annual cap of the comprehensive credit facility services for the years ending 31 December 2016 and 2017 under the New Financial Services Agreement, the Directors are of the view and we concur that the proposed caps for the comprehensive credit facility services are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having considered the abovementioned principal factors and reasons, we are of the view that:

(i)	the terms and conditions under the Wanfu Mining Right Transfer Agreement and the Equity Transfer Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole even though they are not conducted in the ordinary and usual course of business of the Group; and

(ii)	the terms and conditions under the New Financial Services Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole and in the ordinary and usual course of business of the Group upon the completion of the Acquisition.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders, and we also recommend the Independent Shareholders, to vote in favour of the ordinary resolution(s) to be proposed at the AGM to approve the Wanfu Mining Right Transfer Agreement, the Equity Transfer Agreement and New Financial Services Agreement.

Yours faithfully,
For and on behalf of
Donvex Capital Limited
Vily Leung
Director

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2015, 2014 and 2013 together with the accompanying notes to the financial statements, can be found on pages 143 to 276 of the annual report of the Company for the year ended 31 December 2015, pages 120 to 241 of the annual report of the Company for the year ended 31 December 2014 and pages 116 to 237 of the annual report of the Company for the year ended 31 December 2013.

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0330/LTN20160330629.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0401/LTN201504011199.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0327/LTN20140327950.pdf

On 8 March 2016, Yancoal International (Holding) Company Limited (“Yancoal International”) (as investor), a wholly-owned subsidiary of the Company, entered into a cornerstone investment agreement with China Zheshang Bank Co., Ltd. (“China Zheshang Bank”) (as issuer), CMB International Capital Limited (“CMBI”) (as underwriter’s representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire 400,000,000 H shares of China Zheshang Bank at the offer price as part of the international offering.

The H Shares of China Zheshang Bank on the Hong Kong Stock Exchange were listed for dealings on the Hong Kong Stock Exchange on March 30, 2016. The accountants’ report of China Zheshang Bank were included in Appendix I to its global offering prospectus published on the Hong Kong Stock Exchange on 16 March 2016.

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0316/LTN20160316015.pdf

STATEMENT OF INDEBTEDNESS OF THE GROUP

At the close of business on February 29, 2016, being the latest practicable date for the purpose of this statement of indebtedness prior to the date of this circular, the bank and other borrowings of the Group comprise the following:

RMB’000

Current Liabilities
Unsecured Borrowing	8,613,932
Secured Borrowing	6,969,952
Finance lease	17,684
Guaranteed notes	13,994,667

29,596,235

Non-current Liabilities
Unsecured Borrowing	3,281,162
Secured Borrowing	23,390,600
Loan pledged by machineries	1,800,000
Finance lease	136,708
Guaranteed notes	15,695,894

44,304,364

Total	73,900,599

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Borrowings

As at February 29, 2016, the Group had secured bank borrowings of RMB30,360.6 million, unsecured bank borrowings of RMB11,895.1 million, guaranteed notes of RMB26,690.6 million, finance lease of RMB154.4 million and mortgage loan of RMB1,800 million. The secured bank borrowings were secured by the Group’s property, plant equipment of RMB2,805.9 million, mining reserves of RMB15,147.6 million, Company’s A shares of RMB5,454.8 million, subsidiary’s ordinary share of RMB1,400.1 million and bank deposits of RMB11.7 million.

Contingent liabilities

Financial guarantee contracts

As at February 29, 2016, the Group has provided guarantees with respect to banking facilities granted to the Company’s ultimate holding company and joint ventures amounting to RMB2,088.7 million and RMB1.3 million respectively.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business, as of February 29, 2016, the Group did not have any other debt securities issued and outstanding, or authorised or otherwise created but unissued, loans or term loans (secured, unsecured, guaranteed or otherwise), other borrowings or indebtedness in the nature of borrowings including bank overdrafts and liabilities under acceptances (other than normal trade bills), acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments, guarantees or other material contingent liabilities.

SUFFICIENCY OF WORKING CAPITAL

Taking into account the proposed acquisition of 65% equity interest in Yankuang Group Finance and Wanfu Mining Right and provision of financial services to Yankuang Group and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

TRADING AND FINANCIAL PROSPECTS OF THE GROUP

(1)	Operating strategies

Looking ahead to 2016, the recovery of world economy will be remain slow with imbalances, and China’s economic development has stepped into a new normal condition. The environment protection requirements are more and more stringent, the consumption ratio of traditional energy will be further decreasing and the competition in coal industry will be severe. Affected by market backflush and policies by the government, such as dissolving production capacity and reform of supply front and gradual improvement of economic structure and quality, it is estimated that the imbalance between supply and demand of coal market globally will ease and the bottom coal price is expected to be stable in 2016.

To promote the upgrade and transformation of industry during the “13th Five-Year Plan” and achieve operative targets, the Group will focus on the following:

Increase efficiency benefits by distribution optimization. With adherence to the foundational development of manufacturing industry, we will optimize its distribution and increase its quality efficiency in all-round way. To improve coal industry distribution, we will speed up retreat from low-efficiency and unprofitable assets under the principle of “joining in certain field and retreating from certain field”: maintaining consistent and stable production of quality clean coal for mixed coal in the headquarter mining area and maximize its profitable earnings; accelerating construction and full-capacity operation of key projects in Shaanxi and Inner Mongolia manufacturing base and increase production and efficiency by exploiting potentialities; enhancing industry capital operation in Australia manufacturing base, speeding up the phase II construction of Moolarben coalmine and upgrading efficiency benefits by improving production capacity and output. An industry cluster of high-end fine chemicals is to be established to extend industry chain and increase added value by exerting scale effect of Shaanxi and Inner Mongolia manufacturing base. Also we will undertake research and development on automatic and intelligent equipment to improve electrical machinery and equipment manufacturing, striving for becoming a supplier and technical service supplier of equipment manufacturing, remanufacturing and finance leasing. Our power generation sector is to be adjusted in accordance with the national electricity reform policy, and achieving integrated development of coal and electricity.

Change mode of development by structure optimization. The company will optimize assets, products and personnel structure and increase resource allocation efficiency by taking advantage of the join force generated from persistently coordinated development. To improve asset structure by promoting securitization of non-performing assets and upgrading the quality of capital operation; promoting financial de-leverage by increasing proportion of direct financing and keeping asset-liability ratio within reasonable level. To perfect the products mix through technological breakthroughs on clean coal utilization, highefficiency combustion and property-changed energy substitutes. To systematically improve our personnel structure, increase posts function and efficiency and implement “reduce people and increase efficiency” to the maximum, which will in turn to promote industry structure reform and optimization by personnel structure optimization.

Create value by lean management. The company will implement lean management by promoting policy of “three reductions and three enhancements” in all industry sections, all fields of business and all-round development; and endeavor to increase efficiency benefits and reduce cost through management: To make meticulous budget and control over fund use and fund investment by consolidating implement of cost-efficiency backflush mechanism, optimizing overall budget management system, upgrading management by following market principle, steadily implementing measures of “reduce people and increase efficiency”, increasing coverage of centralized procurements of production materials and replacing procurement of production equipment by financial lease; To innovate the mode of marketing and establish a specialized and group-oriented marketing and trading system by making full use of Big Data and marketing models, optimizing marketing distribution, restructuring products mix, implementing precision marketing, consolidating internet marketing, coordinating marketing, supply, trade and logistics; To increase the value and utilization of the fund, the company will innovate financing means, enrich financing sources, reduce financing cost and steadily undertake finance management of stock fund by use of the diversified financing platforms in China and foreign countries.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Promote transformational development by new thoughts. With adherence to strategy of “two-wheel driving factors”, the company will effectively combine industry capital with finance capital: To construct multi-level system of financial investment industry and increase the efficiency and benefits of finance by making full use of advantageous resources like finance lease, fortune finance and Duanxin fund; To innovate mode of asset operation and realize asset-light operation for manufacturing industry by liquidizing remnant assets through outsourcing, transfer, replacement, leasing, and etc; To optimize the capital structure of its assets in Australia by innovatively utilizing financing method and capital operation, and increasing profit earning and efficiency while reducing losses or putting an end losses to the maximum; To catch the opportunity for merge and acquisition created by the new round of industry reshuffle, increase its resources reserve and capital fund and achieve higher economy of scale in operation; To foster new driving factors for transformational development through combining industry with internet plus, big data, supply chain, and cooperation with e-business enterprises.

The one reforms progress and the one innovates strong. Confronted with the new normal economic development and new tendency of energy revolution in 2016, Yanzhou Coal will, with more open perspective and market-oriented philosophy, innovate reforms and create efficiency, undertake transformational development and updating, accelerate the transformation from a coal producer to an energy comprehensive service supplier, maintain a quality, efficient and sustainable growth; and the most important thing is to create higher benefits to our shareholders.

(2)	Major risks faced by the Group, impact and measures

Risks arising from macro-economy

World economy is still in the adjustment and differentiation and weak in recovery as the demand for main economic entity contracts and prices for bulk commodity decrease sharply. Some deeply rooted issues and problems of domestic economy appear constantly; downturn trends of investment and industry extend; traditional kinetic energy continues to slack; market demands are sluggish generally; all these factors make the economic downturn pressure remain high. The coal industry will face multiple pressures including “production restriction”, “credit restriction”, etc. with limited energy consumption in total, enhanced requirements for environmental protection, intensified market competitiveness.

Counter measures: The Group implements the “Two Engines” Strategy which will accelerate the integration and promotion between industrial capital and financial capital to boost the transformation from “industry operation” to “industry-finance integration, wealth appreciation”; enhance the intensive and large-scale operation level to create the new advantage of entity industry development; give full play to resource advantages at home and abroad to establish the cooperative and shared operation mechanism; innovate the capital operation, strategic cooperation, “Internet +”, business model, technology research & development and control methods to release the energy to innovate and create efficiency mostly.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Risks arising from safety production

Although the entire management level of safety production is above the industry average, coal mining, coal chemical and power generation, the three main business sectors of the Group are of high hazardous nature and of complex uncertainties caused by production environment, natural disaster, etc.. Safety production is significant to the sustainable and stable development of the company.

Counter measures: The Group will reinforce the safety advancing pre-control, deepen the implementation of technical evaluation on safety production, strengthen the responsibility to check, govern, prevent and control the potential safety hazard at different levels; intensify the implementation of pre-warning controlling system, highlight the dynamic monitoring and tracking treatment for key parts of coal chemicals and power system, increase the supervision on the weak link; accelerate safety assessment, promote the reversed investigation mechanism for A-level hidden danger responsibility, focus on the source check and radical treatment, firmly prevent all kinds of accidents, and realize continuous safety production for ten years.

Risks arising from product price fluctuations

Affected by various factors, such as continuous downturn of economy, structure adjustment, economic transformation, environment protection management, the demand for coal will be further decreasing. Moreover, on the condition that the severe oversupply of coal production capacity cannot be eased in the short run and the protruding imbalance of supply and demand, the downturn pressure of coal price is remain grim.

Counter-measures: The Group will innovate marketing model, set up professional and collective marketing system, establish internet plus marketing model to form a modern marketing network with data and information support and expand market value-added channel. The Group lays special emphasis on marketing strategy of products with high value-added and clean coal, increase market R&D and maintenance on steel, coking and chemical industries, promote client’s big data and marketing mathematical model, and improve market dynamic analysis mechanism by means of digitalization and informalization. Furthermore, the Group will apply “income matches with contribution” marketing assessment and incentive mechanism to motivate synergic vitality of all employees.

Risks arising from product trade

The coal trade volume of the Group has been significantly increasing in recent years. Affected by the imbalance of coal supply and demand and fluctuation in coal price, the profitability of coal trade was at a low level. Meanwhile, prepayments in coal trade occupied large amount of money due to the market downturn and prudent attitude in bank loan. Thus we face the risk in fund management.

Counter-measures: The Group will stick to risk control and prevention and attach equal importance to quantity and efficiency, establish sound trade operation mechanism, maintain a strict standard on client’s access and contract signature and enhance process review and approval procedure for advance payment. Besides, we will coordinate domestic and international trade, intensify entity trade by relying on trade platforms in Singapore and Hong Kong, expand trade scale through M&A and cooperation at an appropriate time to ensure the synchronized growth of scale and efficiency in product trade.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Risks arising from accounts receivable

As the sluggish and continuous downturn of coal’s down-stream products, loan tightening of financial institutions and recovery of bank loan before maturity in a large scale, the capital chains of several clients will experience an impeded operation characterizing extended period of turnover and weak solvency. Thus we face the risk of more difficulties in payment collection.

Counter-measures: In accordance with the principle of “prevention beforehand, control in process and remedy afterwards”, we will implement life-cycle management on accounts receivable and improve and intensify receivables, strengthen credit risk control and prevention and strictly control amount of payment in advance and credit sale, implement measures by different category and formulate fund clearance and receiving scheme one by one with completion before deadline;, and apply lifelong responsibility on accounts receivable to effectively lower the risk from fund security.

Risks arising from project implementation

The construction projects of the Group cover wide areas with great investment amount. Several projects in progress are in the process of performing the procedure for approval. As the approval for a project is up to administrative examination and approval by governments at various levels and affected by the government’s policies on dissolving coal production capacity, we face the risk in extension of approval and more difficulties in approval obtainment.

Counter-measures: The Group will attach great importance to the project’s procedure for approval and ensure the construction of projects in compliance with legal procedures under the guidance of specified responsibility, personnel, time limitation, and award & punishment rules. The Group will built up LEAN project management mechanism, increase risk mortgage money and stringently conduct “4 controls”, namely: safety, quality, time schedule and construction cost. We will enhance scheduling system on key projects to master the project progress dynamically and solve various problems occurring construction of project in time so that the project can be effectively pushed forward.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

Shareholding of Directors, chief executive and Supervisors

As at the Latest Practicable Date, save as disclosed below, none of the Directors, chief executive or Supervisors had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

Name	Title	Number of A Shares held as at the Latest Practicable Date
		(Shares)

Li Xiyong	Director, Chairman of the Board	10,000
Yin Mingde	Director	10,000
Wu Yuxiang	Director	30,000
Wu Xiangqian	Director, General Manager	10,000
Jiang Qingquan	Employee Director	10,000
Zhang Shengdong	Supervisor	10,000
Gu Shisheng	Supervisor	10,000
Guo Jun	Employee Supervisor	10,000
Chen Zhongyi	Employee Supervisor	10,500

All the interests disclosed above represent long position in the A Shares.

As at the Latest Practicable Date, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai are directors/employees of Yankuang Group, which is a company having an interest in the Company’s Shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX II	GENERAL INFORMATION

4.	CONSENT AND QUALIFICATION OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear:

Name	Qualifications

Donvex Capital Limited	a corporation licensed to carry on type 6 (advising on corporate finance) regulated activities under the SFO

Grant Thornton Hong Kong Limited	Certified Public Accountant

Beijing Zhong Qihua Assets Valuation Co. Ltd.	Qualified Assets Valuer

Beijing Zhong Feng Assets Valuation Co. Ltd.	Qualified Assets Valuer

As at the Latest Practicable Date, the above experts were not beneficially interested in the share capital of any member of the Group nor did they have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above experts did not have any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

7.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined under the Hong Kong Listing Rules) had any interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

APPENDIX II	GENERAL INFORMATION

8.	LITIGATION

As far as the Directors are aware, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

9.	MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this circular which are or may be material:

(1)	On 14 May 2014, the Company, Yankuang Group Finance and Shaanxi Future Energy Chemical Corp. Ltd., (“Shaanxi Future Energy”) entered into the entrusted loan agreement, pursuant to which Yankuang Group Finance is entrusted by the Company to extend to Shaanxi Future Energy an entrusted loan of RMB 1,250,000,000 (the “Entrusted Loan”). The Entrusted Loan is funded by the Company in cash. The Entrusted Loan is provided to Shaanxi Future Energy for propose of project construction and is secured by an equity pledge by Yankuang Group of its 30% equity interest in Shaanxi Future Energy. For that reason, the Company and Yankuang Group also entered into the equity pledge agreement on 14 May 2014, pursuant to which Yankuang Group pledges its 30% equity interest in Shaanxi Future Energy as security in favour of the Company, and undertakes the liability for the full amount of the Entrusted Loan unconditionally and irrevocably.

Please refer to the announcement of the Company dated 14 May 2014 for further details.

As at 3 August 2015, Shaanxi Future Energy has repaid all the principal amount and the interest under the aforesaid Entrusted Loan to the Company. Please refer to the announcement of the Company dated 4 August 2015 for further details.

(2)	On 23 December 2014, the Company entered into a share subscription agreement with Qilu Bank, pursuant to which the Company to subscribe for up to 246.21 million placing shares in Qilu Bank.

Please refer to the announcement of the Company dated 23 December 2014 for further details.

(3)	On 27 July 2015, the Company and Yankuang Group entered into a equity transfer agreement pursuant to which the Company agreed to acquire from Yankuang Group 100% of the equity interest in Yankuang Donghua Heavy Industry Limited (“Donghua Heavy Industry”) held by Yankuang Group with a consideration of RMB676,045,800.

Please refer to the announcement of the Company dated 27 July 2015 for further details.

APPENDIX II	GENERAL INFORMATION

(4)	On 8 March 2016, Yancoal International (as investor), a wholly-owned subsidiary of the Company, entered into a cornerstone investment agreement with China Zheshang Bank (as issuer), CMBI (as underwriter’s representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire 400,000,000 H shares of China Zheshang Bank at the offer price as part of the international offering.

Please refer to the announcement of the Company dated 8 March 2016 for further details.

(5)	the Equity Transfer Agreement;

(6)	the New Financial Services Agreement;

(7)	the Supplemental Agreement; and

(8)	the Wanfu Mining Right Transfer Agreement;

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

10.	MISCELLANEOUS

(a)	Mr. Jin Qingbin and Ms. Leung Wing Han Sharon are the Joint Company Secretaries of the Company.

(b)	The registered office of the Company is 298 South Fushan Road, Zoucheng, Shandong Province, PRC, Postal Code: 273500.

(c)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)	In the case of any discrepancy, the English text of this circular shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 9 May 2016:

(1)	the Equity Transfer Agreement;

(2)	the New Financial Services Agreement;

(3)	the Original Financial Services Agreement;

(4)	the Supplemental Agreement;

(5)	the Wanfu Mining Right Transfer Agreement;

(6)	the Equity Transfer Agreement Valuation Report;

(7)	the Wanfu Mining Right Valuation Report;

APPENDIX II	GENERAL INFORMATION

(8)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(9)	the material contracts referred to in the section headed “Material contracts” in this appendix;

(10)	the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders as set out in this circular;

(11)	the written consents from the experts as set out in the section headed “Consent and Qualification of Expert” of this appendix;

(12)	the annual reports of the Company for each of the financial years ended 31 December 2015 and 2014;

(13)	the Articles of Association; and

(14)	this circular.

APPENDIX III	BIOGRAPHIES OF THE PROPOSED
DIRECTORS AND SUPERVISORS

Biographical details of Mr. Li Wei

Mr. Li Wei, born in September 1966, is a research fellow in engineering technique applications with a doctor degree in engineering. He is the general manager of Yankuang Group Company Limited (“Yankuang Group”). Mr. Li joined the predecessor of the Company in 1988. He was appointed as the deputy head of Baodian Coal Mine of Yankuang Group in December 1996. He was appointed as the head of the reorganization division of the strategic resources development department of Yankuang Group in May 2002. He was appointed as the chairman, the secretary of the Party committee and the general manager of Yankuang Xilin Nenghua Company Limited in September 2002. He presided over the comprehensive Party work of Baodian Coal Mine since March 2004. He was appointed as the head and deputy secretary of the Party committee of Baodian Coal Mine in September 2004. In August 2007, he was appointed as the head and deputy secretary of the Party committee of Nantun Coal Mine. In August 2009, he was appointed as the deputy chief engineer and deputy head of the safety and supervision bureau of Yankuang Group. In April 2010, he was appointed as the deputy general manager and head of the safety and supervision bureau of Yankuang Group. In May 2015, he was appointed as a director, the general manager and the deputy secretary of the Party committee of Yankuang Group. Since December 2015, he is the general manager of Yankuang Group. Mr. Li graduated from Shangdong Institute of Mining and Technology and the University of Science and Technology Beijing.

Biographical details of Mr. Zhao Qingchun

Mr. Zhao Qingchun, born in March 1968, is a senior accountant with an EMBA degree. He is the chief financial officer of the Company. Mr. Zhao joined the predecessor of the Company in 1989 and was appointed as the chief accountant of the finance department of the Company in 2002. He was appointed as the head of the finance and plan department of the Company in 2006. He was appointed as the vice chief financial officer and the head of the finance department of the Company in March 2011. In March 2014, he was appointed as the assistant general manager and the head of finance management department of the Company. He was also appointed as the head of the futures and finance department of the Company in November 2015. He was appointed as the chief financial officer of the Company in January 2016. Mr. Zhao graduated from Nankai University.

Biographical details of Mr. Guo Dechun

Mr. Guo Dechun, born in February 1962, is a senior engineer with a master degree in engineering. Mr. Guo is the chairman, general manager and deputy secretary of the Party committee of Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos Neng Hua”), the chairman of Inner Mongolia Haosheng Coal Mining Company Limited (“Haosheng Company”), and the chairman, general manager and secretary of the Party committee of Yanzhou Coal Yulin Neng Hua Company Limited (“Yulin Neng Hua”). Mr. Guo joined the predecessor of the Company in 1987. He was appointed as the head of the safety and supervision department of Dongtan Coal Mine in January 2000. He was appointed as the deputy head of Dongtan Coal Mine in June 2002. He was appointed as the deputy head and chief engineer of Baodian Coal Mine in August 2008. He was the deputy head of Baodian Coal Mine in September 2009. He was appointed as the head and deputy secretary of the Party committee of Yangcun Coal Mine in April 2010. He was appointed as the head and deputy secretary of the Party committee of Dongtan Coal Mine in January 2014. In December 2015, he was appointed as the chairman, general manager, deputy secretary of the Party committee of Ordos Neng Hua, the chairman of Haosheng Company, and the chairman, general manager, secretary of the Party committee of Yulin Neng Hua. Mr. Guo graduated from China University of Mining and Technology.

– III-1 –

APPENDIX III	BIOGRAPHIES OF THE PROPOSED
DIRECTORS AND SUPERVISORS

Biographical details of Mr. Qi Anbang

Mr. Qi Anbang, born in February 1952, is a doctor, professor, doctorial tutor in management. He is currently the head of the master of project management center, the head of the modern project management research center and the deputy head of the MBA center of Nankai University. He is mainly involved in research work on business management, project management, investment project evaluation, and techno-economic analysis, etc. He has completed several national and provincial research projects of the nation and the Ministry of Education and obtained a series of research awards including Project Excellence (PE) Awards of 2009 of International Project Management Association and Tianjin Municipal Social Science Excellent Achievement Award, etc. He also serves as the chairman of the research committee of International Project Management Association, the vice chairman of Project Management Research Committee China, the vice chairman of the research committee of the China Association for Information Systems, a member of the expert committee of China Engineering Cost Association, and a management advisor for Tianjin Municipal Government, etc. Mr. Qi graduated from Nankai University.

Biographical details of Mr. Meng Qingjian

Mr. Meng Qingjian, born in February 1962, is a senior accountant with a bachelor degree. He is the head of the finance management department of Yankuang Group. Mr. Meng joined the predecessor of the Company in 1981. He was appointed as the chief accountant of the financial department of Yankuang Group in December 1999. He was appointed as the deputy head of the financial department of Yankuang Group in June 2002. He was appointed as the deputy head (division-level) of the financial management department of Yankuang Group in October 2008. He was appointed as the head of the financial management department of Yankuang Group in January 2014. Mr. Meng graduated from the Party School of the Central Committee of C.P.C.

Biographical details of Mr. Xue Zhongyong

Mr. Xue Zhongyong, born in December 1964, is a senior policy advisor with a master degree. He is the deputy secretary of the commission for discipline inspection and head of the supervision department of Yankuang Group. Mr. Xue joined the predecessor of the Company in 1983. He was appointed as the head of the comprehensive discipline (supervision) office of Yankuang Group in July 2008. He was appointed as the deputy secretary of the commission for discipline inspection and head of the comprehensive discipline (supervision) office of Yankuang Group in July 2014. He was appointed as the deputy secretary of the commission for discipline inspection and head of the supervision department of Yankuang Group in January 2016. Mr Xue gradated from the Party School of Shandong Provincial Communist Committee.

– III-2 –

APPENDIX IV	LETTERS IN RELATION TO THE
EQUITY TRANSFER AGREEMENT

In compliance with Rule 14.60A of the Hong Kong Listing Rules, the text of each of the letter from Grant Thornton Hong Kong Limited to the Directors confirming it has reviewed the arithmetical calculations of the discounted future estimated cash flows for the Equity Transfer Agreement Valuation Report and the letter from the Board confirming the valuation in the Equity Transfer Agreement Valuation Report had been made by the Directors after due and careful enquiry both dated 29 March 2016, for the purpose of, among other things, inclusion in the announcement of the Company dated 29 March 2016 in relation to the Equity Transfer Agreement and are reproduced below in for inclusion in this circular for further information:

I	LETTER FROM GRANT THORNTON HONG KONG LIMITED

The Board of Directors

Yanzhou Coal Mining Company Limited

We have been engaged to report on the calculations of the discounted future estimated cash flows on which the valuation (the “Valuation”) prepared by Beijing Zhong Qihua Assets Valuation Co. Ltd. in respect of the appraisal of the fair value of Yankuang Group Finance Co., Ltd. (“Yankuang Group Finance”) as at 31 December 2015 in connection with the proposed acquisition of 65% equity interest in Yankuang Group Finance (the “Acquisition”). The detail of the Acquisition is set out in the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 29 March 2016 in connection with a discloseable transaction (the “Announcement”). The Valuation based on discounted future estimated cash flows which involves projection of profits is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”) and will be included in the Announcement.

Directors’ responsibility for the discounted future estimated cash flows

The directors of the Company (“the Directors”) are responsible for the bases and assumptions which are adopted in the discounted future estimated cash flows, a summary of which is set out in the Announcement (“the Assumptions”). This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

APPENDIX IV	LETTERS IN RELATION TO THE
EQUITY TRANSFER AGREEMENT

Reporting accountants’ responsibility

It is our responsibility to form an opinion on the arithmetical accuracy of the calculations of the discounted future estimated cash flows on which the Valuation is based and to report solely to you, as a body, as required by Rule 14.62(2) of the Listing Rules, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Our engagement was conducted in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled in accordance with the Assumptions. Our work does not constitute any valuation of the proposed acquisition.

Because the Valuation relates to discounted future estimated cash flows, no accounting policies of the Company have been adopted in its preparation. The Assumptions include hypothetical assumptions about future events and management actions which cannot be confirmed and verified in the same way as past results and these may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Valuation and the variation may be material. Accordingly, we have not reviewed, considered or conducted any work on the reasonableness and the validity of the Assumptions and do not express any opinion whatsoever thereon.

Opinion

Based on the foregoing, in our opinion, the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled, in all material respects, in accordance with the Assumptions.

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

29 March 2016

Shaw Chi Kit

Practising Certificate No.: P04834

APPENDIX IV	LETTERS IN RELATION TO THE
EQUITY TRANSFER AGREEMENT

II	LETTER FROM THE BOARD

29 March 2016

Listing Division

The Stock Exchange of Hong Kong Limited

11th Floor, One International Finance Centre

1 Harbour View Street

Hong Kong

Dear Sir/Madam,

Regarding:	Acquisition of 65% equity interest in Yankuang Group Finance by Yanzhou Coal Mining Company Limited (Stock Code: 1171) (the “Company”)

We refer to the announcement of the Company dated 29 March 2016 in relation to the discloseable and connected transaction on the acquisition of 65% equity interest in Yankuang Group Finance (the “Announcement”). Unless the context otherwise requires, terms defined in the Announcement shall have the same meanings when used herein.

We have reviewed and discussed the Valuation Report, which forms the basis for determining the consideration for the Acquisition. We note that the methodology applied in deriving the value of equity interest in Yankuang Group Finance is regarded as a profit forecast under Rule 14.61 of the Listing Rules. Pursuant to Rule 14.62 of the Listing Rules, we have engaged Grant Thornton Hong Kong Limited, acting as the Company’s reporting accountants, to examine the arithmetical accuracy of the calculation of the Valuation Report in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

On the basis of the above, we confirm that the appraised value of equity interest in Yankuang Group Finance as contained in the Valuation Report has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of the Board of

Yanzhou Coal Mining Company Limited

Zhang Baocai

Director and Authorised Representative

APPENDIX V	LETTERS IN RELATION TO THE
WANFU MINING RIGHT VALUATION

In compliance with Rule 14.60A of the Hong Kong Listing Rules, the text of each of the letter from Grant Thornton Hong Kong Limited to the Directors confirming it has reviewed the arithmetical calculations of the discounted future estimated cash flows for the Wanfu Mining Right Transfer Valuation Report and the letter from the Board confirming the valuation in the Wanfu Mining Right Valuation Report had been made by the Directors after due and careful enquiry both dated 29 March 2016, for the purpose of, among other things, inclusion in the announcement of the Company dated 29 March 2016 in relation to the Wanfu Mining Right Transfer Agreement and are reproduced below in for inclusion in this circular for further information:

I	LETTER FROM GRANT THORNTON HONG KONG LIMITED

The Board of Directors

Yanzhou Coal Mining Company Limited

We have been engaged to report on the calculations of the discounted future estimated cash flows on which the valuation (the “Valuation”) prepared by Beijing Zhong Feng Assets Valuation Co. Ltd. in respect of the appraisal of the fair value of Wanfu Mining Right as at 30 June 2015 in connection with the proposed acquisition of Wanfu Mining Right (the “Acquisition”). The detail of the Acquisition is set out in the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 29 March 2016 in connection with a discloseable transaction (the “Announcement”). The Valuation based on discounted future estimated cash flows which involves projection of profits is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”) and will be included in the Announcement.

Directors’ responsibility for the discounted future estimated cash flows

The directors of the Company (the “Directors”) are responsible for the bases and assumptions which are adopted in the discounted future estimated cash flows, a summary of which is set out in the Announcement (“the Assumptions”). This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

APPENDIX V	LETTERS IN RELATION TO THE
WANFU MINING RIGHT VALUATION

Reporting accountants’ responsibility

It is our responsibility to form an opinion on the arithmetical accuracy of the calculations of the discounted future estimated cash flows on which the Valuation is based and to report solely to you, as a body, as required by Rule 14.62(2) of the Listing Rules, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Our engagement was conducted in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled in accordance with the Assumptions. Our work does not constitute any valuation of the proposed acquisition.

Because the Valuation relates to discounted future estimated cash flows, no accounting policies of the Company have been adopted in its preparation. The Assumptions include hypothetical assumptions about future events and management actions which cannot be confirmed and verified in the same way as past results and these may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Valuation and the variation may be material. Accordingly, we have not reviewed, considered or conducted any work on the reasonableness and the validity of the Assumptions and do not express any opinion whatsoever thereon.

Opinion

Based on the foregoing, in our opinion, the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled, in all material respects, in accordance with the Assumptions.

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

29 March 2016

Shaw Chi Kit

Practising Certificate No.: P04834

APPENDIX V	LETTERS IN RELATION TO THE
WANFU MINING RIGHT VALUATION

II	LETTER FROM THE BOARD

29 March 2016

Listing Division

The Stock Exchange of Hong Kong Limited

11th Floor, One International Finance Centre

1 Harbour View Street

Hong Kong

Dear Sir/Madam,

Regarding:	Acquisition of Wanfu Mining Right by Yanzhou Coal Mining Company Limited (Stock Code: 1171) (the “Company”)

We refer to the announcement of the Company dated 29 March 2016 in relation to the discloseable and connected transaction on the acquisition of Wanfu Mining Right (the “Announcement”). Unless the context otherwise requires, terms defined in the Announcement shall have the same meanings when used herein.

We have reviewed and discussed the Valuation Report, which forms the basis for determining the consideration for the Acquisition. We note that the methodology applied in deriving the value of Wanfu Mining Right is regarded as a profit forecast under Rule 14.61 of the Listing Rules. Pursuant to Rule 14.62 of the Listing Rules, we have engaged Grant Thornton Hong Kong Limited, acting as the Company’s reporting accountants, to examine the arithmetical accuracy of the calculation of the Valuation Report in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

On the basis of the above, we confirm that the appraised value of Wanfu Mining Right as contained in the Valuation Report has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of the Board of

Yanzhou Coal Mining Company Limited

Zhang Baocai

Director and Authorised Representative

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC